P.E. 3/31/2002

02043429

0-27096

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2002

SEC MAIL PROCESSING SECTION RECEIVED AUG 05 2002 165 WASH., D.C.

AIR CANADA /Quebec/

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

PROCESSED AUG 09 2002 P THOMSON FINANCIAL

Commission File Number: 0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

1002819

CONTENTS

Please find enclosed both English and French copies of the Interim Results for the 3 months ended March 31, 2002. The report was sent postage prepaid to each shareholder on May 10, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA
Registrant:

By: Johanne Drapeau
Johanne Drapeau
Deputy Secretary
Dated: August 2, 2002

AIR CANADA

PROCESSING
RECEIVED
SEC MAIL
AUG 05 2002
SECTION
165
WASH., D.C.

News Release

AIR CANADA RELEASES FIRST QUARTER RESULTS REFLECTING SIGNIFICANT IMPROVEMENT

Q1 HIGHLIGHTS

- Operating loss of $160 million, a $133 million improvement from Q1, 2001.
- 7 per cent reduction to flying capacity, 1 per cent reduction to passenger traffic.
- Aircraft flying hours down 13 per cent.
- Load factor up 4.2 percentage points.
- Yield per ASM up 1 per cent.
- Unit cost per ASM down 1 per cent, down 3 per cent excluding 2001 salary accrual reversals.
- Cash flows used for operations of $29 million, a $387 million improvement from Q1, 2001.
- Cash and cash equivalents of $924 million at March 31, 2002.
- Positive operating income in March 2002 - first positive month since September 11, 2001.

MONTRÉAL, May 01, 2002 - For the quarter ended March 31, 2002, Air Canada reported an operating loss of $160 million, a $133 million improvement from the 2001 quarter. The pre-tax loss amounted to $225 million. In the 2001 quarter, the Corporation recorded an operating loss of $293 million and a pre-tax loss of $294 million. Removing non-recurring or other significant items as described in Attachment One, the adjusted (a) first quarter 2002 pre-tax loss was $189 million, a $194 million improvement from the adjusted pre-tax loss of $383 million in 2001.

"Air Canada ended the first quarter of 2002 – traditionally the weakest quarter of the year – with encouraging results that show that our cost reduction and productivity improvement strategies are working," said Robert Milton, President and Chief Executive Officer. "While we still have work to do in further reducing costs, I am proud of the efforts of our employees who have helped us commence our financial turnaround during this very challenging period for the airline industry worldwide. It is gratifying to have achieved the only improvement in year-over-year operating income of any major full service international carrier in North America, before special items.

"Our fleet and schedule adjustments, together with effective capacity management, have yielded positive results, including a record system load factor for each month in the quarter, and, in February, the highest reported system load factor of any major North American carrier.

"We are pleased with the initial success of the Tango product. Strong customer acceptance is reflected in a load factor of 83.4 per cent in the quarter and in the steady growth in average daily revenue throughout the quarter. I'm also encouraged that Tango's December unit cost reduction of 25 per cent versus mainline on domestic long haul routes continued through the first quarter.

"The favourable gap between Tango's unit costs and unit revenues allows us to participate in the low fare market at overall margins that exceed those of comparable mainline operations. Tango's continued strong financial performance is due to a number of key factors: efficient aircraft utilization, including seating configurations and ground operations; minimal advertising; 80 per cent online booking; policies that reduce the no-show factor; electronic ticketing; revenue generating onboard catering and entertainment as well as other cost reduction features.

"The rationale for both Tango and ZIP, our low fare carrier announced April 19, is based on a winning formula and we are demonstrating that this formula can be successfully adopted by a mature, full service carrier. Both clearly respond to growing consumer demand for low fare service and allow us to more effectively utilize existing aircraft and reduce costs.

"With the traditionally busier summer travel season about to begin, customer service and safety will remain our top priorities. Our customers have seen positive new dimensions of Air Canada in the last few months with the introduction of choices for value and affordability, including new looks and names for certain products and services. However, our commitment to the highest levels of safety and customer service has not changed and we recognize that with every flight we have the opportunity to earn our customers' repeat business.

"While forward bookings are encouraging, it is still difficult to accurately predict the rate of the economic recovery and the future of oil prices. By following our disciplined and strategic business plan, we expect to return to profitability in the seasonally stronger quarters," he concluded.

Although net losses between the years are not directly comparable due to differences in tax recoveries, the Corporation reported a net loss of $219 million or $1.83 per share for the quarter ended March 31, 2002, as compared to a net loss of $179 million or $1.49 per share in the 2001 quarter. Beginning in July 2001, Air Canada ceased to record income tax recoveries on losses from operations at the mainline carrier.

Removing non-recurring or other significant items as described in Attachment One, the adjusted first quarter 2002 net loss was $183 million or $1.53 per share, with $6 million of net tax recoveries. In the 2001 quarter, the adjusted net loss amounted to $239 million or $1.99 per share, with $144 million of net tax recoveries.

<u>Q1 2002 Initiatives:</u>

The Q1 results reflect a number of initiatives undertaken, including:

- **Air Canada's seat reconfiguration program**, which added economy class seating on Airbus A320, Boeing 767 and 737 aircraft and reduced business class seating on Airbus A320 and Boeing 737 aircraft while maintaining industry leading seating pitch standards. This seat reconfiguration added approximately 2.5 per cent more capacity at little additional cost. By the end of April 2002, this program had also been implemented on approximately one half of the Airbus A319 fleet.

- **Air Canada's fleet modernization program**, which permanently retired or parked over 40 of the airline's oldest Boeing 737 and F28 aircraft and the entire DC-9 fleet. At the same time, Air

Canada's modern, highly efficient Airbus fleet has been expanded, saving on fuel, maintenance and training costs.

The above programs, disciplined capacity planning and the completion of the employee reduction program started in 2000 produced the following year-over-year results:

- **Significant cost savings and a more than four percentage point system load factor increase** by carrying almost the same number of passengers while operating 13 per cent fewer aircraft flying hours, and;

- ***An 11 per cent increase in mainline employee productivity***, as measured by available seat miles per employee, as capacity was reduced by 5 per cent whereas employee levels were down 15 per cent.

Additionally, Air Canada has announced this year a number of initiatives to respond more effectively to the evolving industry environment, including:

- **Tango service on 14 new routes**. Tango service for summer 2002 will include 23 Canadian cities and up to 98 daily departures and 686 weekly departures linking markets from coast to coast.

- ***Air Canada Jazz, the new regional carrier that amalgamates Air Canada's four regional* carriers.** This announcement marked the end of a two-year process to bring together the strengths of AirBC, Air Ontario, Air Nova and Canadian Regional Airlines.

- **Additional third party maintenance contracts** were secured by Air Canada Technical Services, including a five-year, US$60 million agreement with Atlantic Coast Airlines.

- **The recall of airport and aircraft maintenance employees and flight attendants** in response to peak summer travel demand. Air Canada also resumed hiring pilots and began hiring seasonal flight attendants.

- ***Air Canada Cargo relocation to a new facility in Toronto*** designed to ensure continued customer service excellence and to position the airline's cargo division for significant future growth at its busiest hub.

- **Introduction of ZIP, the airline's wholly-owned, independently operated low fare carrier** based in Western Canada. ZIP will further reduce Air Canada's unit costs and expand the range of choices for low fare, high value air service, operating primarily short haul routes with connections to and from Air Canada's worldwide network, with a start-up fleet of six Boeing 737-200 aircraft. The fleet is planned to eventually grow to twenty 737-200s, all transferred from the existing Air Canada mainline fleet.

- ***Launch of Destina.ca, Canada's newest online travel site*** and the exclusive partner of Aeroplan. Destina.ca rewards customers with Aeroplan miles for every online purchase, and features Canadian content and time saving functions for booking air transportation, hotels stays, and car rentals.

COMPARISON TO MAJOR US INTERNATIONAL AIRLINES

Q1, 2002 operating and pre-tax results posted by the six largest full-service, international US airlines provide a framework to view Air Canada's first quarter results given Air Canada's ranking as the 7th largest full-service, international carrier in North America, as measured by ASMs. Shown below are US airlines' and Air Canada's operating and pre-tax results, adjusted for non-GAAP items by removing special items as identified by the airlines in their first quarter press releases. The information concerning US airlines contained in this press release has been taken from published reports. Although Air Canada has no knowledge of any information contained herein taken from such documents being untrue or incomplete, Air Canada does not assume any responsibility for the accuracy or completeness of the information taken from such documents.

COMPARISON TO MAJOR US INTERNATIONAL AIRLINES				
EXCLUDING SPECIAL ITEMS (see Notes 1 and 2 below)				
	Q1, 2002 Non-GAAP Operating Loss (1)	Improvement/ (Deterioration) In Non-GAAP Operating Result (1)	Q1, 2002 Non-GAAP Pre-tax Loss (2)	Improvement/ (Deterioration) in Non-GAAP Pre-tax Result (2)
	CDN$ Millions			
American (AMR)	(1,162)	(1,156)	(1,376)	(1,285)
United (UAL)	(1,003)	(380)	(1,210)	(431)
Delta	(630)	(446)	(852)	(525)
Northwest	(313)	(86)	(416)	(88)
Continental	(166)	(287)	(273)	(303)
US Airways	(590)	(262)	(694)	(298)
Air Canada	(160)	133	(189)	194

1. Please refer to Attachment Two, note (1), for a detailed description of the US airlines' and Air Canada's operating results, special operating items identified by the airlines in their first quarter press releases, and non-GAAP operating results after removing special items.

2. Please refer to Attachment Two, note (2), for a detailed description of the US airlines' and Air Canada's pre-tax results, special pre-tax items identified by the airlines in their first quarter press releases, and non-GAAP pre-tax results after removing special items.

All US airlines' results were converted to Canadian dollars at a rate of $1.5946 being the Bank of Canada average noon day rate for the first quarter 2002. The US airlines' results and Air Canada's results have not been adjusted for the impact of any differences in US and Canadian generally accepted accounting principles (GAAP) as Canadian GAAP results for the US airlines are not determinable.

(a) Air Canada's adjusted earnings/losses or non-GAAP earnings/losses are earnings/losses which have been adjusted for the non-recurring or other significant items described in Attachment One. In order to allow the reader to view financial results on a normalized basis, non-recurring or other significant items which are not reflective of the underlying financial performance of the Corporation from ongoing operations have been removed from reported earnings/losses. For the first quarter of 2002, these items are: gain on the sale of assets and a charge relating to the government assistance claim recorded in 2001. For the 2001 quarter, the items are: gains/losses on sale of assets and gains on purchase of debt. Adjusted earnings/losses are not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (GAAP). Non-GAAP earnings measures (such as adjusted earnings/losses) do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other issuers. Readers should consider the adjusted earnings/losses measures in the context of Air Canada's GAAP results. Attachment One provides a reconciliation between Air Canada's GAAP results and the adjusted earnings/losses for first quarter results.

OPERATING RESULTS

Passenger revenues were down $111 million or 6 per cent on a 7 per cent reduction to ASM capacity compared to the 2001 quarter. With the economy showing modest signs of growth and with passenger demand continuing to recover from 2001 levels, passenger traffic declined only 1 per cent resulting in a significantly improved load factor. System load factor at 74.9 per cent improved by 4.2 percentage points, however, passenger yield per RPM declined 5 per cent from the first quarter of 2001, reflecting continued weakness in the business travel segment. RASM for the quarter improved 1 per cent reflecting tight capacity management and higher load factors.

Since September 2001, all markets have demonstrated an improving trend in the recovery of passenger revenues. The table below describes, by major market, the year-over-year percentage increases (decreases) in passenger revenues, ASM capacity and RASM for the periods indicated.

Consolidated - % Change - versus Prior Year Results

	----Passenger Revenue----			---------ASM Capacity----------			--------------RASM-------------		
Service	Sept	Q4	Q1/02	Sept	Q4	Q1/02	Sept	Q4	Q1/02
Canada	(31)	(16)	(3)	(17)	(14)	(7)	(17)	(2)	4
US transborder	(47)	(30)	(14)	(23)	(12)	(2)	(31)	(21)	(12)
Other International	(25)	(17)	(1)	(7)	(17)	(8)	(19)	0	8
System	(33)	(20)	(6)	(14)	(15)	(7)	(22)	(6)	1

First quarter domestic passenger revenues were down $27 million or 3 per cent on a 7 per cent reduction to ASM capacity. Passenger revenues at Mainline, including Tango, increased $27 million or 4 per cent. Revenues at Air Canada Jazz (formerly known as Air Canada Regional) declined $54 million or 24 per cent versus 2001 due to Jazz domestic capacity reductions of 23 per cent which included the transfer of some Jazz flying to Mainline. Total domestic passenger traffic declined 4 per cent and load factor showed a 2.6 percentage point improvement. Domestic yield per RPM was 1 per cent higher and domestic RASM increased 4 per cent over 2001.

The US transborder market continued to be the market most adversely affected by the events of September 11. While showing considerable improvement from the fourth quarter of 2001, passenger revenues were still $80 million or 14 per cent below the prior year on a 2 per cent reduction to ASM capacity. US transborder RASM declined 12 per cent due to continuing business traffic weakness, greater fare discounting and increased longer haul flying to Hawaii and Florida which has lower passenger yields per RPM and lower RASM.

Other international passenger revenues declined $4 million or 1 per cent on an 8 per cent reduction to ASM capacity. Load factor on these routes improved 8.2 percentage points and RASM grew by 8 per cent. Atlantic and Pacific revenues declined 3 and 12 per cent respectively on a 13 and 22 per cent reduction to ASM capacity. South Pacific, Caribbean, Mexico and South America revenues were up 28 per cent due to increased flying on Mexico, Caribbean and South Pacific routes.

Cargo revenues showed a reduction of $20 million or 13 per cent due to decreased cargo demand, lower yields and reduced flying. Other revenues were up $73 million or 32 per cent as a result of increased revenues from Aeroplan and Air Canada Vacations. Aeroplan revenues increased $44 million due to greater point redemptions, an increased rate per point on redemption, the commencement of amortization of $190 million of the CIBC partner contribution made in 1999 and other factors.

For the quarter, total operating revenues declined $58 million or 2 per cent compared to the prior year.

OPERATING EXPENSES

On the cost side, operating expenses decreased $191 million or 7 per cent from the first quarter of 2001 on a 7 per cent reduction to ASM capacity. This was due mainly to favourable fuel prices, reduced flying and cost initiatives/savings partially offset by increased aircraft rent expense. Salary and wage expense was down $6 million or 1 per cent. This reflected staff reduction initiatives with full-time equivalent (FTE) employees reduced by 6,400 personnel or 14 per cent compared to the first quarter of 2001. Higher average salaries partially offset the labour cost savings of the staff reductions. This was due to negotiated union wage uplifts and the effect of laying off more junior employees at lower pay scales. Additionally, salary and wage expense in the prior year was reduced by approximately $40 million due to accrual reversals. Employee benefits expense rose $9 million or 5 per cent due mainly to higher pension and future employee benefit expenses. With lower jet fuel prices and flying capacity, fuel expense declined $135 million or 31 per cent. Reflecting lower commission rates and reduced passenger revenues, commission expense was under the prior year by $33 million or 26 per cent. Aircraft maintenance, materials and supplies expense was down $40 million or 25 per cent and reflected the retirement of older, higher cost aircraft. Aircraft rent expense rose $55 million or 25 per cent primarily as a result of new deliveries of leased Airbus A330, A321, A319 and Boeing 767-300 aircraft in 2001 as well as sale/leaseback transactions completed on existing fleet during the prior year. Depreciation expense declined $27 million due largely to 2001 sale and leaseback transactions and the retirement of older owned aircraft. The Other expense category recorded reductions of $4 million or 1 per cent.

In the 2002 quarter, Air Canada achieved a significant improvement in asset and employee productivity. The higher proportion of flying by newer and larger aircraft as well as increased seating on many aircraft types contributed to a 13 per cent reduction in hours flown and a 13 per cent reduction in aircraft departures with only a 7 per cent reduction to ASM capacity. With Mainline-related employees down 15 per cent, employee productivity, as measured by Mainline ASMs per FTE employee, improved 11 per cent. Fuel productivity, as measured by ASMs per litre of fuel consumed, improved 5 per cent with the operation of more fuel efficient aircraft. Unit cost, as measured by operating expense per ASM, was down 1 per cent from the prior year for Mainline-related operations (down 3 per cent, excluding 2001 salary and wage accrual reversals). Operating expense, net of cargo and other non-ASM revenues, declined 4 per cent (down 6 per cent, excluding 2001 salary and wage accrual reversals).

NON-OPERATING EXPENSE

Non-operating expense totaled $65 million in the quarter, up $64 million from the prior year. One-time non-operating gains from asset sales amounted to $1 million in 2002 as compared to gains of $89 million from asset sales and debt purchases in the 2001 quarter. Net interest expense decreased $12 million mainly as a result of lower interest rates and the favourable effect of a Japanese yen swap agreement which offset the effect of additional borrowings in 2001.

In January 2002, Air Canada adopted accounting standard amendments related to foreign exchange as prescribed by the Canadian Institute of Chartered Accountants standard #1650 - Foreign Currency Translation ("CICA 1650"). As a result of this change, Air Canada has now recorded, in current income for the quarter, $21 million of foreign exchange fluctuations on long-term monetary assets and liabilities. This compares to an expense of $15 million in the 2001 quarter which has been restated under CICA 1650. Previously under GAAP, foreign exchange gains or losses on long-term monetary assets and liabilities were deferred and amortized to income over the life of the corresponding asset or liability.

In the 2002 quarter, the Corporation also recorded in other non-operating expense a $37 million charge related to its 2001 claim of $105 million for government assistance pertaining to the closure of Canada's airspace following September 11, 2001. This charge was made as the government has disallowed that portion of Air Canada's claim related to lost revenue from ticket sales during the September 11 to 16, 2001 period for flights subsequent to September 16.

Removing gains on asset sales and debt purchases and the charge relating to the government assistance claim as described in Attachment One, the first quarter of 2002 would have produced a non-GAAP pre-tax loss of $189 million compared to a similarly adjusted pre-tax loss of $383 million in 2001. The adjusted net loss would have been $183 million, without tax affecting results at the Mainline carrier, versus an adjusted net loss of $239 million in the first quarter of 2001, with results being tax affected at the Mainline carrier.

CASH FLOW

Cash flows used for operations amounted to $29 million, a $387 million improvement from the 2001 quarter. With the integration of Canadian Airlines completed, special payments related to integration, employee separation programs and restructuring were greatly reduced in 2002. Within cash flows used for operations, these payments totaled $17 million in 2002 as compared to over $225 million recorded in 2001. Greater operating earnings as well as stronger growth in advance ticket sales in the 2002 quarter as compared to the prior year contributed to the remaining cash flow improvement.

In the first quarter of 2002, the Corporation completed a sale and leaseback transaction on one previously owned Airbus A320 aircraft for proceeds of $33 million. Scheduled repayments of long-term debt amounted to $52 million. Other financing activities consumed $33 million of cash relating primarily to a financial swap agreement. Additions to property and equipment accounted for $61 million, mostly for aircraft-related expenditures. Air Canada took delivery of one Airbus A320 and one Airbus A319 aircraft in the quarter, both under operating leases. In January 2002, the remaining 4 DC-9 aircraft were removed from the operating fleet to eliminate the DC-9 fleet type from active service.

The Corporation closely monitors its liquidity requirements and is assessing various financing transactions and initiatives with the objective of ensuring its future liquidity needs are addressed. These activities could include additional sale and leaseback transactions, asset sales or other financing transactions. As at March 31, 2002, the Corporation's cash and cash equivalents amounted to $924 million.

TAX

Effective July 2001, Air Canada ceased to record income tax recoveries on losses from operations at the Mainline carrier. As a result of this change, after-tax losses from operations are not reflected on the same basis as in the first quarter of 2001. Please refer to Note 1 to the Consolidated Financial Statements for more information.

The table below describes pre-tax losses, tax recoveries and net losses for the periods indicated.

	January-March 2002	January-March 2001
Pre-tax income (loss)	(225)	(294)
Tax (provision) recovery	6	115
Net income (loss)	(219)	(179)

DISCLOSURE REVIEW

In accordance with the Order dated July 27, 2001 of the Ontario Securities Commission, PriceWaterhouseCoopers have completed a review to monitor compliance with applicable securities law, the TSE Company Manual and Air Canada's Public Disclosure Policy, as each relates to selective disclosure. The PriceWaterhouseCoopers report, dated May 1, 2002, states that no exceptions were found.

ACCOUNTING STANDARD CHANGES

As a result of the adoption of accounting standard changes relating to CICA 1650, in January 2002, the Corporation recorded a cumulative $522 million charge to the deficit, reported as at December 31, 2001, to write off unamortized deferred foreign exchange losses. Of this amount, a charge of $461 million pertained to cumulative foreign exchange fluctuations prior to January 1, 2001 and $61 million related to restatement of foreign exchange losses in the 2001 calendar year. These charges were non-cash in nature and did not affect Air Canada's cash or liquidity position. Please refer to Note 5 to the Consolidated Financial Statements for further information on this accounting standard change and to Notes 1, 4 and 7 for other accounting standard changes adopted effective January 2002.

ATTACHMENT ONE

Attachment One provides a breakdown of Air Canada's non-recurring or other significant items affecting the first quarter results for 2002 and 2001 together with a reconciliation between reported results and adjusted (non-GAAP) results.

ATTACHMENT TWO

For the purposes of understanding the Comparison to Major US International Airlines' table on page 4, Attachment Two provides detailed information regarding the six largest full service, international US airlines' first quarter published operating and pre-tax results, special items identified by the airlines and non-GAAP operating and pre-tax results after removing special items.

Caution Concerning Forward-looking information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, terrorist attacks, war, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations, energy prices, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings and pending litigation. The forward-looking statements contained in this press release represent Air Canada's expectations as of May 1, 2002, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ATTACHMENT ONE

NON-RECURRING OR OTHER SIGNIFICANT ITEMS IN THE FIRST QUARTER OF 2002 AND 2001

The table below describes the pre and after-tax impact on Air Canada of non-recurring or other significant items which occurred in the first quarter of 2002 and 2001.

	First Quarter 2002		First Quarter 2001	
	Before Tax	After Tax	Before Tax	After Tax
Non-Operating Income (Expense)				
Gains on sale of assets	1	1	72	46
Charge relating to 2001 government assistance claim	(37)	(37)	-	-
Gains on purchase of debt	-	-	17	14
Total non-operating income (expense)	(36)	(36)	89	60
Estimated income (loss) impact	(36)	(36)	89	60

RECONCILIATION BETWEEN REPORTED FIRST QUARTER RESULTS AND ADJUSTED FIRST QUARTER RESULTS

The table below provides a reconciliation between reported results and adjusted (non-GAAP) results for the first quarter of 2002 and 2001.

	GAAP Reported Results		Remove: Non-Recurring or Other Significant Items		Non-GAAP Adjusted Results	
	Q1, 2002	Q1, 2001	Q1, 2002	Q1, 2001	Q1, 2002	Q1, 2001
Operating income (loss)	(160)	(293)	-	-	(160)	(293)
Non-operating income (expense)	(65)	(1)	36	(89)	(29)	(90)
Pre-tax income (loss)	(225)	(294)	36	(89)	(189)	(383)
Tax recovery	6	115	-	29	6	144
Net income (loss)	(219)	(179)	36	(60)	(183)	(239)

ATTACHMENT TWO

NOTES TO COMPARISON TO MAJOR US INTERNATIONAL AIRLINES TABLE ON PAGE 4

(1) For American (AMR): published Q1, 2002 operating loss of US$729 million as compared to a Q1, 2001 published operating loss of US$4 million. For United (UAL): published Q1, 2002 operating loss of US$711 million, removing special Avolar-related charges of US$82 million, for an adjusted operating loss of US$629 million as compared to a Q1, 2001 published operating loss of US$391 million. For Delta: published Q1, 2002 operating loss of US$435 million, removing charges for asset write-downs and other non-recurring items of US$40 million, for an adjusted operating loss of US$395 million as compared to a Q1, 2001 published operating loss of US$115 million. For Northwest: published Q1, 2002 operating loss of US$196 million as compared to a Q1, 2001 published operating loss of US$236 million, removing retroactive pay and benefits relating to a tentative agreement with the mechanics union of US$94 million, for an adjusted operating loss of US$142 million. For Continental: published Q1, 2002 operating loss of US$187 million, removing special charges relating to the permanent grounding of its DC10-30 fleet of US$83 million, for an adjusted operating loss of US$104 million as compared to a Q1, 2001 published operating income of US$76 million. For US Airways: published Q1, 2002 operating loss of US$370 million as compared to a Q1, 2001 published operating loss of US$228 million, removing charges for asset impairments of US$22 million, for an adjusted operating loss of US$206 million. For Air Canada: published Q1, 2002 operating loss of $160 million as compared to a Q1, 2001 published operating loss of $293 million.

(2) For American (AMR): published Q1, 2002 loss before income taxes of US$863 million as compared to a Q1, 2001 published loss before income taxes of US$57 million. For United (UAL): published Q1, 2002 loss before income taxes of US$795 million, removing special Avolar-related charges of US$82 million and the gain on sale of US$46 relating to the sale of the United's remaining investment in Cendant Corporation, for an adjusted loss before income taxes of US$759 million as compared to a Q1, 2001 published loss before income taxes of US$489 million. For Delta: published Q1, 2002 loss before income taxes of US$602 million, removing charges for asset write-downs and other non-recurring items of US$40 million and fair value adjustments of SFAS 133 derivatives of US$28 million, for an adjusted loss before income taxes of US$534 million as compared to a Q1, 2001 published loss before income taxes of US$222 million, removing fair value adjustments of SFAS 133 derivatives of US$17 million, for an adjusted loss before income taxes of US$205 million. For Northwest: published Q1, 2002 loss before income taxes of US$261 million as compared to a Q1, 2001 published loss before income taxes of US$273 million, removing retroactive pay and benefits relating to a tentative agreement with the mechanics union of US$94 million and removing gains of US$27 million related to sales of Northwest's remaining shares of Continental Airlines, Inc., for an adjusted loss before income taxes of US$206 million. For Continental: published Q1, 2002 loss before income taxes of US$254 million, removing special charges relating to the permanent grounding of its DC10-30 fleet of US$83 million, for an adjusted loss before income taxes of US$171 million as compared to a Q1, 2001 published income before income taxes of US$19 million. For US

Airways: published Q1, 2002 loss before income taxes and cumulative effect of accounting change of US$435 million as compared to a Q1, 2001 published loss before income taxes and cumulative effect of accounting change of US$270 million, removing charges for asset impairments of US$22 million, for an adjusted loss before income taxes and cumulative effect of accounting change of US$248. For Air Canada: published Q1, 2002 loss before income taxes of $225 million, removing the charge for the disallowed portion of a Government of Canada assistance claim of $37 million and removing a gain on sale of assets of $1 million, for an adjusted loss before income taxes of $189 million as compared to a Q1, 2001 published loss before income taxes of $294 million, removing gains on sale of assets of $72 million and gains on purchase of debt of $17 million, for an adjusted loss before income taxes of $383 million.

All US airlines' results were converted to Canadian dollars at a rate of $1.5946 being the Bank of Canada average noon day rate for the first quarter 2002. The US airlines' results and Air Canada's results have not been adjusted for the impact of any differences in US and Canadian generally accepted accounting principles (GAAP) as Canadian GAAP results for the US airlines are not determinable.

- 30 -

INFORMATION

Shareholder Relations: 1 800 282-SHARE OR (514) 422-5787

Internet: www.aircanada.ca

HIGHLIGHTS

	For the three months ended March 31		
	2002	2001	
Financial (dollars in millions except per share figures)			
Operating revenues	**2,286**	2,344	
Operating loss	**(160)**	(293)	
Loss before income taxes	**(225)**	(294)	
Loss for the period	**(219)**	(179)	
Operating margin	**(7.0)%**	(12.5)%	
EBITDAR (1)	**203**	42	
EBITDAR margin	**8.9%**	1.8%	
Cash and cash equivalents	**924**	555	
Cash flows used for operations	**(29)**	(416)	
Weighted average common shares outstanding - basic	**120**	120	
Weighted average common shares outstanding - diluted	**140**	140	
Loss per share - basic and diluted	**$(1.83)**	$(1.49)	
Operating Statistics (mainline-related) (2)			% Change
Revenue passenger miles (millions)	**9,853**	9,765	1
Available seat miles (millions)	**12,970**	13,691	(5)
Passenger load factor	**76.0%**	71.3%	4.7 pt
Passenger revenue yield per revenue passenger mile (cents)	**16.8**	17.3	(3)
Passenger revenue per available seat mile (cents)	**12.7**	12.4	3
Operating revenue per available seat mile (cents)	**15.6**	14.8	5
Operating expense per available seat mile (cents)	**16.7**	16.9	(1)
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (3)	**13.9**	14.4	(4)
Average number of employees (thousands)	**33.7**	39.6	(15)
Available seat miles per employee (thousands)	**385**	346	11
Operating revenue per employee (thousands)	**$60**	$51	17
Aircraft in operating fleet at period end	**224**	241	(7)
Average aircraft utilization (hours per day) (4)	**10.2**	10.5	(3)
Average aircraft flight length (miles)	**1,192**	1,202	(1)
Fuel price per litre (cents) (5)	**33.2**	42.5	(22)
Fuel litres (millions)	**812**	898	(10)
Operating Statistics (consolidated)			% Change
Revenue passenger miles (millions)	**10,213**	10,320	(1)
Available seat miles (millions)	**13,636**	14,602	(7)
Passenger load factor	**74.9%**	70.7%	4.2 pt
Passenger revenue yield per revenue passenger mile (cents)	**18.1**	19.0	(5)

(1) Earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent.
(2) Includes the operations of Air Canada (incl. Tango), Aeroplan, Air Canada Capital and Acetek.
(3) Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(4) Excludes maintenance down-time.
(5) Net of fuel hedging and includes all fuel handling expense.

Price Range and Trading Volume of Air Canada Shares

2002	TORONTO STOCK EXCHANGE			NASDAQ STOCK MARKET		
Common Shares:	**High**	**Low**	**Volume**	**High**	**Low**	**Volume**
January	$5.75	$4.95	11,593,804	-	-	-
February	$5.25	$4.30	7,064,300	-	-	-
March	$7.00	$4.95	12,112,035	-	-	-
Class A Non-Voting Shares:						
January	$4.04	$3.20	2,403,651	$2.52 US	$2.01 US	1,171,278
February	$3.52	$2.85	1,433,811	$2.22 US	$1.80 US	644,808
March	$4.99	$3.30	2,243,513	$3.13 US	$2.07 US	1,640,704

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(in millions except per share figures)
(unaudited)

	Three months ended March 31	
	2002	2001
Operating revenues		
Passenger	$ 1,857	$ 1,968
Cargo	130	150
Other	299	226
	2,286	2,344
Operating expenses		
Salaries and wages	597	603
Benefits	174	165
Aircraft fuel	294	429
Depreciation, amortization and obsolescence (note 4)	90	117
Commissions	93	126
Food, beverages and supplies	94	102
Aircraft maintenance, materials and supplies	117	157
Airport and navigation fees	175	177
Aircraft rent	273	218
Other	539	543
	2,446	2,637
Operating loss	(160)	(293)
Non-operating income (expense)		
Interest income	9	7
Interest expense	(70)	(83)
Interest capitalized	7	10
Foreign exchange on long-term monetary items (note 5)	21	(15)
Gain on sale of assets (note 3)	1	72
Other (note 9)	(33)	8
	(65)	(1)
Loss before income taxes	(225)	(294)
Recovery of income taxes (note 1)	6	115
Loss for the period	(219)	(179)
Deficit, beginning of period as originally reported	(1,930)	(676)
Adjustment related to a change in accounting policy (note 5)	(522)	(461)
Deficit, beginning of period as restated	(2,452)	(1,137)
Deficit, end of period	$ (2,671)	$ (1,316)
Loss per share		
- Basic and diluted	$ (1.83)	$ (1.49)

CONSOLIDATED
STATEMENT OF FINANCIAL POSITION (in millions)
(unaudited)

	March 31 2002	December 31 2001
ASSETS		
Current		
Cash and cash equivalents	$ 924	$ 1,067
Accounts receivable	756	764
Spare parts, materials and supplies	344	344
Prepaid expenses	79	60
	2,103	2,235
Property and equipment	2,773	2,830
Future income taxes	404	404
Deferred charges (note 5)	1,672	1,616
Goodwill (note 4)	510	510
Other assets	1,104	1,149
	$ 8,566	$ 8,744
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,785	$ 1,857
Advance ticket sales	677	481
Current portion of long-term debt and capital lease obligations	543	531
	3,005	2,869
Long-term and subordinated perpetual debt and capital lease obligations (notes 2 & 5)	4,490	4,580
Future income taxes	51	60
Other long-term liabilities	1,281	1,279
Deferred credits	1,418	1,416
	10,245	10,204
SHAREHOLDERS' EQUITY		
Share capital (note 6)	977	977
Contributed surplus	15	15
Deficit	(2,671)	(2,452)
	(1,679)	(1,460)
	$ 8,566	$ 8,744

CONSOLIDATED STATEMENT OF CASH FLOW
(in millions except per share figures)
(unaudited)

	Three months ended March 31	
	2002	2001
Cash flows from (used for)		
Operating		
Loss for the period	$ (219)	$ (179)
Adjustments to reconcile to net cash provided by operations		
Depreciation, amortization and obsolescence	90	117
Gain on sale of assets (note 3)	(1)	(72)
Foreign exchange on long-term monetary items (note 5)	(21)	15
Future income taxes	(9)	(118)
Employee future benefit funding less than expense	66	47
Decrease in accounts receivable	5	119
Decrease (increase) in spare parts, materials and supplies	(4)	65
Decrease in accounts payable and accrued liabilities	(40)	(411)
Increase in advance ticket sales	196	86
Aircraft lease payments in excess of rent expense	(50)	(85)
Other	(42)	-
	(29)	(416)
Financing (note 2)		
Long-term borrowings	-	804
Reduction of long-term debt	(52)	(441)
Proceeds from sale and leaseback of assets	33	124
Other	(33)	5
	(52)	492
Investing		
Proceeds from sale of assets (note 3)	3	132
Additions to property and equipment, net of recovered progress payments	(61)	(90)
Investments and advances	(4)	-
	(62)	42
Increase (decrease) in cash and cash equivalents	(143)	118
Cash and cash equivalents, beginning of period	1,067	437
Cash and cash equivalents, end of period	$ 924	$ 555
Cash flow per share from operations - Basic and diluted	$ (0.24)	$ (3.47)
Cash payments of interest	$ 82	$ 101
Cash payments of income taxes	$ 2	$ 3

(currencies in millions)

1. Accounting Principles and Practices

The unaudited consolidated interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, with the exception of the following accounting standard changes adopted effective January 1, 2002:

- Goodwill and Other Intangibles (note 4)
- Foreign Currency Translation (note 5)
- Stock-Based Compensation and Other Stock–Based Payments (note 7)

In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

In the third quarter 2001, the Corporation recorded a valuation allowance against the value of the non-cash future income tax asset. Air Canada's results of operations since the third quarter 2001 have not been tax affected. As at March 31, 2002 the unrecognized income tax benefit amounts to $658. The tax benefit remains available for use in the future but is only carried off balance sheet. The valuation allowance reduces the carrying value of the Corporation's future income tax asset to $404.

2. Financing Transactions

In the first quarter 2002, the Corporation completed the sale and leaseback of one Airbus A320 aircraft for proceeds of $33. The gain of $12 over the net book value of $21 has been deferred and is being amortized over the life of the lease as a reduction of aircraft rent. The Corporation also made regularly scheduled debt payments amounting to $52.

As described in note 7 of the Corporation's 2001 annual financial statements, an arrangement exists with an unrelated creditworthy third party pertaining to a US$300 borrowing with a fixed rate of interest, which is comprised of a swap that effectively converted US$200 of the borrowing into 25,080 Japanese yen with a floating rate of interest until 2011. During the first quarter 2002, the Corporation increased the coverage of this swap such that the full amount of the US$300 borrowing is effectively converted to a Japanese yen borrowing with a floating interest rate and a variable settlement amount.

In the first quarter 2001, the Corporation completed the following financing transactions:

The sale of C$250 principal amount of 9% unsecured senior debentures due in 2006, for net proceeds of $244. The Corporation also completed the sale of unsecured 10.25% senior notes due in 2011, in the principal amounts of US$300 and 85 Euro for net proceeds of $560.

The repayment of $370 on its unsecured revolving credit facility. In addition, the Corporation made regularly scheduled and other debt payments amounting to $63. The Corporation also purchased 2 billion JPY (C$25) of its perpetual debt for $8 and realized a gain of $17 ($14 after tax). This gain has been restated for the accounting policy change as described in note 5.

The sale and leaseback of fourteen aircraft engines for proceeds of $124. The gain of $33 over the net book value of $91 has been deferred and is being amortized over the life of the leases as a reduction of the related rental expense.

3. Sale of Assets

In the first quarter 2002, assets were sold for proceeds of $3 and a gain of $1.

In the first quarter 2001, the Corporation sold assets to the Greater Toronto Airport Authority for proceeds of $130 and recognized a gain on disposal of $73 ($47 after tax). Other assets were sold for proceeds of $2 and a loss of $1 ($1 after tax).

4. Goodwill and Other Intangibles

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standard #3062 – Goodwill and Other Intangibles ("CICA 3062"), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. On transition, goodwill and indefinite life intangibles are tested for impairment as of the beginning of the fiscal year in which CICA 3062 is first applied. As such, an impairment test will be performed to evaluate the carrying values as at January 1, 2002 on goodwill and indefinite life intangibles. As permitted under CICA 3062, this test will be completed by June 30, 2002. Barring unforeseen circumstances, it is not expected that any impairment charges will be recorded as a result of the adoption of CICA 3062 in 2002. The new standard is applied prospectively.

There has been no change in the carrying value of goodwill ($510) since December 31, 2001. Intangible assets not subject to amortization, with a carrying value of $84, consist of indefinite life route rights and slot purchase costs. Intangible assets subject to amortization, with a carrying value of $5, consist of slot purchase costs with a fixed expiry.

The following is what the reported loss would be in the first quarter of 2001 after removing goodwill and indefinite life intangible amortization expense:

	Three Months Ended March 31 2002	2001
Reported loss	$ (219)	$ (179)
Add back: Goodwill amortization	-	4
Add back: Amortization of route rights and slot purchase costs	-	1
Adjusted loss for the period	$ (219)	$ (174)
Basic and diluted loss per share		
Reported net income	$ (1.83)	$ (1.49)
Goodwill amortization	-	0.03
Amortization of route rights and slot purchase costs	-	0.01
Adjusted loss per share	$ (1.83)	$ (1.45)

5. Foreign Currency Translation

Effective January 1, 2002, the Corporation adopted the amendments to Canadian Institute of Chartered Accountants standard #1650 – Foreign Currency Translation ("CICA 1650"), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

The new standard is applied retroactively, with restatement of prior periods. The impact of CICA 1650 as at January 1, 2001 is a charge to the deficit of $461(charge of $522 as at December 31, 2001). Based on December 31, 2000 balances, this charge is the write off of deferred foreign exchange losses on long-term debt of $119 ($157 as at December 31, 2001) and the recording of foreign exchange on subordinated perpetual debt of $410 ($365 as at December 31, 2001), net of a tax asset of $68 (nil as at December 31, 2001). The net impact of CICA 1650 on the first quarter 2002 is favourable $32, compared to what amortization of deferred foreign exchange would have been. The net impact on the first quarter 2001 is unfavourable $11. The net impact on loss for the year ended December 31, 2001 is unfavourable $61.

6. Share Capital

The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with securities convertible into common shares and Class A shares are as follows (in thousands):

	March 31, 2002	December 31, 2001
Issued and outstanding		
Common shares	79,064	79,064
Class A shares	41,115	41,115
	120,179	120,179
Securities convertible into common shares and Class A shares		
Class A non-voting preferred shares	10,417	10,417
Warrants	4,700	4,700
Convertible subordinated debentures	9,375	9,375
Stock options	9,744	9,459
Total	154,415	154,130

7. Stock-Based Compensation

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standard #3870 – Stock-Based Compensation and Other Stock–Based Payments ("CICA 3870"). CICA 3870 is applied prospectively and will not have an impact on reported income as the Corporation's existing accounting policies on stock based compensation are consistent with the new standard. The Corporation elected not to adopt the fair value method of accounting for stock options plans, as permitted under CICA 3870.

The Corporation has a stock option plan as described in the annual financial statements. No compensation expense is recorded when the stock options are granted to employees as options are granted at a price not less that the market value of the shares at the date of granting. Any consideration paid by employees on the exercise of stock options is credited to share capital. When the fair value method of accounting is not followed, CICA 3870 requires disclosure of the fair value method's pro forma impact on income for the period, without consideration of the effect of stock options granted before January 1, 2002. The fair value of options granted during the period was less than $1. On a pro forma basis, the charge to income does not impact the reported loss for the period of $219.

The Corporation also has share appreciation plans as described in the annual financial statements. Compensation costs are accrued up until the first date of redemption at the amount by which the market value of the shares exceeds the value specified under the plan. Any subsequent change in the liability is expensed immediately thereafter.

CICA 3870 requires additional disclosures of the Corporations stock-based compensation plans, however these disclosures have been provided in Note 12 – Share Capital to the Corporation's 2001 annual financial statements. There are no material updates to these disclosures as at March 31, 2002.

8. Segment Information

The Corporation operates in one major business segment, air transportation and related services. The services within that segment are as follows:

	Three Months Ended March 31 2002	Three Months Ended March 31 2001	% Change
Transportation revenue			
Passenger			
Canada			
Mainline	$ 643	$ 616	4
Regional	170	224	(24)
	813	840	(3)
US Transborder			
Mainline	472	537	(12)
Regional	30	45	(33)
	502	582	(14)
Atlantic - Mainline	285	293	(3)
Pacific - Mainline	148	168	(12)
Other international - Mainline	109	85	28
Passenger revenue	1,857	1,968	(6)
Cargo revenue	130	150	(13)
Total transportation revenue	1,987	2,118	(6)
Non-transportation revenue			
Aeroplan	90	46	96
Technical Services	58	55	5
Other	151	125	21
Total non-transportation revenue	299	226	32
Total operating revenue	$ 2,286	$ 2,344	(2)

For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are below the quantitative thresholds. Non-transportation revenues are almost exclusively attributable to Canada.

Property and equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill is related to operations in Canada.

9. Government of Canada Assistance

In the third quarter 2001, the Government of Canada announced a program to provide compensation to Canadian air carriers for losses resulting from the closure of Canada's airspace following the terrorist attacks in the United States on September 11, 2001. Losses that occurred from September 11th through September 16th attributable to the closure of Canadian airspace were considered for compensation under this program. In the third quarter 2001, the Corporation recorded $105 ($102 after tax) representing the amount expected to be realized from its claim under this compensation program.

The Corporation's claim was subject to review by the Government of Canada. In the first quarter 2002, the Corporation recorded a $37 charge to income as the Government has disallowed a portion of its claim.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

11. Seasonal Nature of Business

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

AIR CANADA

Communiqué

AIR CANADA PUBLIE SES RÉSULTATS POUR LE PREMIER TRIMESTRE DE 2002 : UNE NETTE AMÉLIORATION

POINTS SAILLANTS

- Perte d'exploitation de 160 M$, en baisse de 133 M$ par rapport au premier trimestre de 2001
- Réduction de 7 pour cent de la capacité, réduction de 1 pour cent du trafic passagers
- Baisse de 13 pour cent des heures de vol
- Hausse de 4,2 points de pourcentage du coefficient d'occupation
- Hausse de 1 pour cent du rendement par SMO
- Recul de 1 pour cent du coût unitaire; recul de 3 pour cent si on exclut les écritures de contrepassation au titre des salaires de 2001
- Liquidités affectées à l'exploitation de 29 M$, une amélioration de 387 M$ par rapport au premier trimestre de 2001
- Liquidités de 924 M$ au 31 mars 2002
- Résultat d'exploitation positif en mars 2002 – premier mois présentant des résultats favorables depuis le 11 septembre 2001.

MONTRÉAL, le 1er mai 2002 – Pour le trimestre clos le 31 mars 2002, Air Canada a déclaré une perte d'exploitation de 160 M$, soit une amélioration de 133 M$ par rapport au premier trimestre de 2001, et une perte avant impôts de 225 M$. Au premier trimestre de 2001, la Société avait enregistré une perte d'exploitation de 293 M$ et une perte avant impôts de 294 M$. Si l'on exclut les éléments non récurrents ou autres éléments notables décrits à l'Annexe 1, la perte avant impôts ajustée (a) constatée au premier trimestre de 2002 a été de 189 M$, soit une amélioration de 194 M$ par rapport à celle enregistrée au même trimestre de l'exercice précédent, qui s'établissait à 383 M$.

« En 2002, Air Canada a terminé le premier trimestre, habituellement celui où l'activité est la plus faible, avec des résultats encourageants, qui montrent que nos stratégies de compression des coûts et d'amélioration de la productivité sont efficaces, a déclaré Robert Milton, président et chef de la direction. Nous avons encore beaucoup à faire en ce qui a trait à la réduction des coûts, mais je suis fier des efforts déployés par nos employés, qui nous ont aidés à amorcer notre remontée financière à une période particulièrement éprouvante pour le secteur mondial du transport aérien. Il est valorisant de constater qu'Air Canada est le seul transporteur aérien international en Amérique du Nord dont les résultats ont affiché une amélioration d'un exercice sur l'autre, avant prise en compte des éléments extraordinaires.

« Les ajustements de notre parc aérien et de nos horaires de vol conjugués à une gestion efficace de notre capacité ont porté leurs fruits : le coefficient d'occupation réseau a atteint des sommets à chacun des mois du trimestre et, en février, il a établi un record pour l'ensemble des transporteurs aériens en Amérique du Nord.

« Nous sommes enchantés de la réussite initiale du service Tango. Son grand succès auprès des clients se traduit par un coefficient d'occupation de 83,4 % pour le trimestre et par une croissance soutenue des produits moyens quotidiens tout au long du trimestre. Autre résultat très encourageant : la baisse de 25 pour cent du coût unitaire du service Tango par rapport à celui de l'exploitation principale, constatée en décembre 2001 sur les lignes intérieures long-courriers, s'est maintenue au premier trimestre de 2002.

« L'écart favorable entre le produit et le coût unitaire du service Tango nous permet d'assurer notre présence sur le marché du transport à bas prix à des marges globales supérieures à celles des activités comparables de l'exploitation principale. La performance financière soutenue du service Tango s'explique par différents facteurs : utilisation rationnelle d'appareils, notamment de la configuration des places et des services d'escales, publicité réduite au minimum, réservations en ligne à 80 % et politiques réduisant le nombre de désistements, billetterie électronique, services de restauration et divertissement à bord générateurs de produits, entre autres caractéristiques de compression des coûts.

« La raison d'être de Tango par Air Canada et de ZIP, notre nouveau transporteur à bas prix, dont le lancement a été annoncé le 19 avril, repose sur une formule gagnante qui, nous sommes en train de le prouver, peut être adoptée avec succès par un transporteur aérien à prestations complètes en pleine maturité. Les deux répondent clairement à l'intérêt grandissant des consommateurs à l'égard des services à bas prix et nous permet d'utiliser plus efficacement nos appareils et de réduire les coûts.

« À l'approche de l'été, saison où l'activité est traditionnellement la plus forte, nos priorités demeurent la sécurité et le service à la clientèle. Ces derniers mois, nos clients ont pu apprécier de nouvelles facettes d'Air Canada grâce, notamment, aux nouveaux choix en matière de valeur et de bas prix et aux nouveaux « looks » et aux nouvelles dénominations de certains produits et services. Toutefois, notre engagement à fournir des niveaux de sécurité et de service à la clientèle hors pair n'a pas changé et nous considérons que chaque vol nous donne l'occasion de fidéliser nos clients.

« Le volume de réservations effectuées à l'avance est encourageant, a-t-il conclu, mais il est encore difficile de prédire avec précision la rapidité de la reprise économique et l'évolution des prix du carburant. Nous croyons qu'en suivant notre plan d'entreprise rigoureux et stratégique, nous redeviendrons rentables aux trimestres où l'activité saisonnière est plus forte. »

Les résultats nets de la Société ne peuvent plus être comparés directement d'un exercice à l'autre, du fait des différences au titre du recouvrement des impôts. Cependant, pour le trimestre clos le 31 mars 2002, la Société a déclaré une perte nette de 219 M$ ou 1,83 $ par action, contre une perte nette de 179 M$ ou 1,49 $ par action au trimestre correspondant de 2001. En juillet 2001, la Société a cessé de constater les recouvrements d'impôts sur les bénéfices liés aux pertes découlant de son exploitation principale.

Si l'on exclut les éléments non récurrents ou autres éléments notables décrits à l'Annexe 1, au premier trimestre de 2002, la perte nette ajustée s'est établie à 183 M$ ou 1,53 $ par action et les recouvrements d'impôts nets ont été de 6 M$. Par comparaison, au premier trimestre de 2001, la perte nette ajustée s'était élevée à 239 M$ ou 1,99 $ par action et les recouvrements d'impôts nets se chiffraient à 144 M$.

Initiatives du premier trimestre de 2002 :

Les résultats du premier trimestre de la Société font état d'un certain nombre d'initiatives, notamment les suivantes :

- **Programme de reconfiguration des places d'Air Canada :** Le programme a permis d'ajouter des places en classe économique sur les appareils A320 d'Airbus, 767 et 737 de Boeing et de réduire le nombre de places en classe Affaires sur les A320 et les 737 tout en respectant les normes de l'industrie en matière de pas entre les sièges. Le réaménagement de la cabine des appareils a accru d'environ 2,5 pour cent la capacité sans augmenter les coûts de beaucoup. À la fin d'avril 2002, le programme a été appliqué à la moitié, environ, de la flotte des A319 d'Airbus.

- **Programme de modernisation du parc aérien d'Air Canada :** En vertu de ce programme, la Société a retiré du service ou remisé plus de 40 de ses plus anciens 737 de Boeing et F28, ainsi que toute la flotte de DC-9. Parallèlement, la Société a augmenté le nombre d'Airbus, appareils modernes et très rentables, de son parc, ce qui lui a permis de réaliser des économies sur les coûts du carburant, de la maintenance et de la formation.

Les programmes ci-dessus, la planification serrée de la capacité et le parachèvement du programme de compression de l'effectif amorcé en 2000 ont permis à la Société d'obtenir les résultats suivants, mesurés sur douze mois :

- **Réductions de coûts importantes et augmentation de plus de 4 points de pourcentage du coefficient d'occupation du réseau** en transportant presque le même nombre de passagers pour une diminution de 13 pour cent des heures de vol des appareils.

- **Augmentation de 11 pour cent de la productivité des employés de l'exploitation principale**, mesurée en sièges-milles offerts par employé.

En outre, Air Canada a annoncé cette année un certain nombre d'initiatives pour répondre plus efficacement à l'évolution du secteur du transport aérien, notamment les suivantes :

- **Service Tango assuré sur 14 nouvelles lignes.** À l'été 2002, le service Tango desservira 23 villes canadiennes et assurera quotidiennement jusqu'à 98 vols, soit 686 par semaine, reliant les marchés d'un océan à l'autre.

- **Air Canada Jazz, le nouveau transporteur régional qui regroupe quatre transporteurs régionaux d'Air Canada.** Son lancement a marqué la fin d'un processus de deux ans visant à réunir les forces de AirBC, Air Ontario, Air Nova et des Lignes aériennes Canadien Régional.

- **Signature par Air Canada Services techniques de nouveaux contrats de maintenance**, dont une entente quinquennale de 60 M $ US avec Atlantic Coast Airlines.

- **Rappel des agents de bord et des employés de maintenance des aéroports et des appareils** pour répondre à la forte demande de voyages de la période d'été. Air Canada a aussi recommencé à recruter des pilotes et a commencé à embaucher des agents de bord saisonniers.

- **Déménagement d'Air Canada Cargo dans de nouvelles installations à Toronto** afin de continuer à assurer un service à la clientèle d'excellente qualité et de permettre la croissance future de la division fret de la Société à sa plaque tournante la plus achalandée.

- **Lancement de ZIP, un transporteur à rabais constituant une filiale dont la Société sera le propriétaire exclusif et qui sera exploité de manière indépendante dans l'Ouest canadien.** ZIP permettra à Air Canada de poursuivre ses efforts de réduction des coûts tout en multipliant les possibilités en matière de services aériens à bas prix offrant une forte valeur. Le nouveau transporteur assurera principalement des liaisons court-courriers offrant des correspondances avec le réseau mondial d'Air Canada et disposera d'un parc aérien initial de six 737-200 de Boeing. Celui-ci passera éventuellement à vingt 737-200 provenant tous du parc aérien du réseau principal d'Air Canada.

- **Lancement de Destina.ca, le tout dernier site Web de voyages canadien** et partenaire exclusif d'Aéroplan. Destina.ca est le seul site de voyages à accorder des milles Aéroplan pour tout achat effectué en ligne, et propose un contenu canadien ainsi que des fonctions permettant de réserver rapidement des billets d'avion, des séjours hôteliers et des voitures de location.

COMPARAISON AVEC LES GRANDES SOCIÉTÉS AÉRIENNES DES ÉTATS-UNIS

Les résultats d'exploitation avant impôts du premier trimestre de 2002 des six plus grandes sociétés aériennes internationales des États-Unis assurant des services complets permettent de bien mettre en contexte les résultats du quatrième trimestre d'Air Canada, qui se situe au septième rang des transporteurs internationaux assurant des services complets, selon les SMO, en Amérique du Nord. Le tableau ci-après présente les résultats d'exploitation avants impôts des transporteurs aériens des États-Unis et d'Air Canada, tirés de rapports publiés et ajustés au titre des éléments non conformes aux PCGR en retranchant des résultats les éléments extraordinaires identifiées par les transporteurs dans leurs communiqués de presse pour le premier trimestre (se reporter à la note (1) ci-dessous). L'information concernant les transporteurs des États-Unis contenue dans ce communiqué de presse provient de documents publics. Bien qu'Air Canada n'ait aucune raison de croire que les renseignements provenant de ces documents sont inexacts ou incomplets, elle n'assume aucune responsabilité quant à leur exactitude ou à leur intégralité.

COMPARAISON AVEC LES GRANDS TRANSPORTEURS INTERNATIONAUX DES ÉTATS-UNIS				
ABSTRACTION FAITE DES ÉLÉMENTS EXTRAORDINAIRES (se reporter aux notes 1 et 2 ci-dessous)				
	Bénéfice (perte) d'exploitation (non conforme aux PCGR) (1) du 1T 2002	Hausse (baisse) des résultats d'exploitation (non conformes aux PCGR) (1)	Bénéfice (perte) avant impôts (non conforme aux PCGR) (2) du 1T 2002	Hausse (baisse) des résultats avant impôts (non conformes aux PCGR) (2)
En millions de dollars CA				
American (AMR)	(1 162)	(1 156)	(1 376	(1 285)
United (UAL)	(1 003)	(380)	(1 210	(431)
Delta	(630)	(446)	(852)	(525)
Northwest	(313)	(86)	(416)	(88)
Continental	(166)	(287)	(273)	(303)
US Airways	(590)	(262)	(694)	(298)
Air Canada	(160)	133	(189)	194

1. On se reportera à la note 1 de l'Annexe 2 pour une description détaillée des résultats d'exploitation des sociétés aériennes des États-Unis et d'Air Canada, des éléments d'exploitation extraordinaires définis dans leurs communiqués de presse pour le premier trimestre et de leurs résultats d'exploitation non conformes aux PCGR, une fois les éléments extraordinaires retranchés.

2. On se reportera à la note 2 de l'Annexe 2 pour une description détaillée des résultats avant impôts des sociétés aériennes des États-Unis et d'Air Canada, des éléments extraordinaires avant impôts définis par les sociétés aériennes dans leurs communiqués de presse pour le premier trimestre et de leurs résultats avant impôts non conformes aux PCGR, une fois les éléments extraordinaires retranchés.

   Les résultats de tous les transporteurs américains ont été convertis en dollars canadiens au taux de 1,5946 $, soit le taux moyen à midi établi par la Banque du Canada pour le premier trimestre de 2002. Les résultats des transporteurs américains et d'Air Canada n'ont pas été ajustés pour tenir compte de différences entre les principes généralement reconnus (PCGR) du Canada et ceux des États-Unis, car les résultats selon les PCGR du Canada ne peuvent pas être établis pour les transporteurs américains.

(a) *Les bénéfices ou pertes non conformes aux PCGR, ou bénéfices ou pertes ajustés, correspondent aux bénéfices ou pertes ajustés en fonction des éléments non récurrents ou autres éléments notables décrits à l'Annexe 1. Pour permettre la lecture des résultats financiers sur une base normalisée, les éléments non récurrents ou autres éléments notables qui ne reflètent pas la performance financière sous-jacente de la Société découlant de l'exploitation ont été retranchés des résultats déclarés. Pour le premier trimestre de 2002, ces éléments sont les suivants : gain sur la vente d'éléments d'actif et charge liée à l'indemnité gouvernementale enregistrée en 2001. Pour le premier trimestre de 2001, ces éléments sont les suivants : gains ou pertes sur la vente d'éléments d'actif et gains sur le rachat d'une tranche de la dette. Les bénéfices ou pertes ajustés ne constituent pas un mode de présentation de l'information financière conforme aux principes comptables généralement reconnus (PCGR) du Canada. Les résultats non conformes aux PCGR (comme les bénéfices ou pertes ajustés) n'ont pas de signification normalisée et ne sont donc pas susceptibles d'être comparés à des résultats semblables présentés par d'autres sociétés. Le lecteur doit donc envisager les bénéfices ou pertes ajustés dans le contexte des résultats d'Air Canada conformes aux PCGR. L'Annexe 1 comprend un rapprochement entre les résultats conformes aux PCGR et les bénéfices ou pertes ajustés pour le premier trimestre.*

RÉSULTATS D'EXPLOITATION

Les produits passages du premier trimestre de 2002 ont régressé de 111 M$, soit 6 pour cent, en regard d'une réduction de 7 pour cent de la capacité en SMO, par rapport aux résultats de la période correspondante de 2001. L'économie ayant affiché une timide reprise et la demande passagers poursuivant sa remontée par rapport aux niveaux de 2001, le trafic passagers n'a reculé que de 1 pour cent, ce qui a eu un effet nettement favorable sur le coefficient d'occupation. Pour le réseau, le coefficient d'occupation s'est établi à 74,9 pour cent, en hausse de 4,2 points de pourcentage. Cependant, le rendement unitaire a reculé de 5 pour cent par rapport au premier trimestre de 2001, reflétant l'affaiblissement prolongé du segment des voyages d'affaires. Les produits passages par siège-mille offert (PPSMO) ont augmenté de 1 pour cent du fait d'une gestion plus serrée de la capacité et de la hausse des coefficients d'occupation.

Depuis septembre 2001, les produits passages affichent une tendance à la hausse sur tous les marchés. Le tableau ci-dessous présente, par marché principal, la hausse (la baisse) sur douze mois, exprimée en pourcentage, des produits passages, de la capacité en SMO et des PPSMO pour les périodes indiquées.

Résultats consolidés – Variations (en %) entre les résultats de 2002 et de 2001

Service	----Produits passages----			---------Capacité en SMO----------			--------------PPSMO-------------		
	Sept.	4T	1T/02	Sept.	4T	1T/02	Sept.	4T	1T/02
Lignes intérieures	(31)	(16)	(3)	(17)	(14)	(7)	(17)	(2)	4
Lignes transfron-talières	(47)	(30)	(14)	(23)	(12)	(2)	(31)	(21)	(12)
Autres lignes internatio-nales	(25)	(17)	(1)	(7)	(17)	(8)	(19)	0	8
Réseau	(33)	(20)	(6)	(14)	(15)	(7)	(22)	(6)	1

Pour le premier trimestre, les produits passages sur le marché intérieur ont diminué de 27 M$ ou 3 pour cent en regard d'une réduction de 7 pour cent de la capacité mesurée en SMO. Les produits passages de l'exploitation principale, service Tango inclus, ont augmenté de 27 M$ ou 4 pour cent. Au premier trimestre de 2002, les produits d'Air Canada Jazz (auparavant Air Canada Régional) ont reculé de 54 M$ ou 24 pour cent par rapport au trimestre correspondant de 2001 par suite d'une réduction de 23 pour cent de la capacité d'Air Canada Jazz sur le marché intérieur par rapport à la période correspondante de 2001 résultant notamment du transfert de certains vols d'Air Canada Jazz à l'exploitation principale. En tout, le trafic passagers sur le marché intérieur a diminué de 4 pour cent et le coefficient d'occupation s'est amélioré de 2,6 points de pourcentage. Sur le marché intérieur, le rendement unitaire par PMP a affiché une progression de 1 pour cent et les PPSMO se sont accrus de 4 pour cent par rapport à 2001.

Le marché transfrontalier demeure le marché le plus durement touché par les attentats du 11 septembre. Même s'ils ont affiché une nette progression par rapport au quatrième trimestre de 2001, les produits passages sont encore inférieurs de 80 M$ ou 14 pour cent par rapport aux niveaux atteints au trimestre correspondant de 2001, en regard d'une réduction de 2 pour cent de la capacité en SMO. Les PPSMO sur le marché transfrontalier ont reculé de 12 pour cent en raison de la faiblesse prolongée du marché des voyages d'affaires, de réductions tarifaires plus importantes et d'une augmentation des vols long-courriers pour Hawaï et la Floride dont le rendement unitaire par PMP et les PPSMO sont plus faibles.

Les autres produits passages internationaux ont glissé de 4 M$ ou 1 pour cent en regard d'une réduction de 8 pour cent de la capacité en SMO. Le coefficient d'occupation sur ces lignes a augmenté de 8,2 points de pourcentage et les PPSMO de 8 pour cent. Les produits des lignes transatlantiques et transpacifiques ont diminué respectivement de 3 et de 12 pour cent en regard d'une réduction de 13 et de 22 pour cent de la capacité en SMO. Les produits pour les marchés du Pacifique Sud, des Antilles, du Mexique et de l'Amérique du Sud ont progressé de 28 pour cent en raison d'un plus grand nombre de vols sur les lignes à destination du Mexique, des Antilles et du Pacifique Sud.

Les produits fret ont marqué un recul de 20 M$ ou 13 pour cent du fait de la baisse de la demande de fret, des rendements et de la réduction des vols. Les autres produits ont augmenté de 73 M$ ou 32 pour cent en raison de l'accroissement des produits tirés des activités d'Aéroplan et de Vacances Air Canada. L'augmentation de 44 M$ des produits d'Aéroplan est attribuable au plus grand nombre de milles échangé, à la hausse du taux d'échange des milles, au début de l'amortissement de l'apport de 190 M$ effectué en 1999 au titre du partenariat avec la CIBC et de divers autres facteurs.

Pour le trimestre, le total des produits d'exploitation globaux a diminué de 58 M$ ou 2 pour cent comparativement à la même période de l'exercice précédent.

CHARGES D'EXPLOITATION

Sur le plan des coûts, les charges d'exploitation ont diminué de 191 M$ ou 7 pour cent par rapport au premier trimestre de 2001 en regard d'une réduction de 7 pour cent de la capacité en SMO. Cette diminution est principalement attribuable aux prix favorables du carburant, à la réduction des vols et aux économies et initiatives de compression des coûts, facteurs en partie contrebalancés toutefois par l'augmentation des charges de location avions. Les charges de main-d'œuvre ont reculé de 6 M$ ou 1 pour cent, en raison des initiatives de compression de l'effectif qui ont permis d'éliminer 6 400 postes équivalents temps plein, soit 14 pour cent, par rapport au premier trimestre de 2001. La hausse des salaires moyens a annulé en partie les économies de main-d'œuvre résultant de la compression des effectifs en raison des augmentations salariales négociées avec les syndicats et de la mise à pied d'employés ayant peu d'ancienneté et à des échelons salariaux peu élevés. En outre, en 2001, la charge de main-d'œuvre a été réduite d'environ 40 M$ par suite d'écritures de contrepassation. Les charges sociales ont grimpé de 9 M$ ou 5 pour cent en raison principalement de l'augmentation de la charge de retraite et de la capitalisation des régimes d'avantages sociaux. Étant donné la baisse des prix du carburéacteur et la réduction de la capacité de vol, les frais de carburant ont régressé de 135 M$ ou 31 pour cent. En raison surtout du recul des taux de commission et des produits passages, la charge de commissions a régressé de 33 M$ ou 26 pour cent par rapport au trimestre correspondant de l'exercice précédent. Les charges au titre de la maintenance, des matières et des fournitures avions ont diminué de 40 M$ ou 25 pour cent du fait de la mise hors service d'avions désuets et plus coûteux. Les locations avions ont monté de 55 M$ ou 25 pour cent par suite, principalement, de la livraison, en 2001, de nouveaux A330, A321, A319 d'Airbus et 767-300 de Boeing, ainsi que de l'augmentation du nombre d'appareils loués en raison d'opérations de cession-bail effectuées au cours de l'exercice précédent. La charge d'amortissement a diminué de 27 M$ en raison principalement d'opérations de cession-bail réalisées en 2001 et de la mise hors service d'appareils désuets appartenant en propre à la Société. Les autres charges ont pour leur part reculé de 4 M$ ou 1 pour cent.

Au premier trimestre de 2002, Air Canada a enregistré une nette amélioration du rendement de ses éléments d'actif et de ses employés. Le fait qu'un plus grand nombre de vols soit assuré par des appareils plus récents et de capacité plus importante, ainsi que l'accroissement du nombre de places sur plusieurs types d'appareils a permis de réduire de 13 pour cent les heures de vol et de 13 pour cent les départs d'avions pour une réduction de seulement 7 pour cent de la capacité en SMO. Malgré une réduction de 15 pour cent de l'effectif de l'exploitation principale, la productivité des employés, mesurée en SMO par employé équivalent temps plein de l'exploitation principale, a progressé de 11 pour cent. La productivité du carburant consommé, mesurée en SMO par litre, s'est améliorée de 5 pour cent par suite de l'exploitation d'appareils moins énergivores. Le coût unitaire, mesuré en charges d'exploitation par SMO, a baissé de 1 pour cent par rapport au premier trimestre de l'exercice précédent pour l'exploitation principale (de 3 pour cent, si l'on exclut les écritures de contrepassation au titre des salaires de 2001). Déduction faite des produits fret et autres produits non SMO, les charges d'exploitation ont reculé de 4 pour cent (de 6 pour cent, si l'on exclut les écritures de contrepassation au titre des salaires de 2001).

CHARGES HORS EXPLOITATION

Les charges hors exploitation se sont chiffrées à 65 M$ pour le trimestre, en hausse de 64 M$ par rapport à la même période de l'exercice précédent. Les gains ponctuels hors exploitation provenant de la vente d'éléments d'actif se sont établis à 1 M$ au premier trimestre de 2002, contre des gains de 89 M$ sur la vente d'éléments d'actif et le rachat de la dette au premier trimestre de 2001. Le montant net des intérêts débiteurs a reculé de 12 M$, en raison surtout de la baisse des taux d'intérêt et de l'effet favorable d'une entente de swap en yens qui a contrebalancé l'incidence des emprunts supplémentaires effectués en 2001.

En janvier 2002, Air Canada a adopté les modifications prescrites par l'Institut Canadien des Comptables Agréés pour la norme 1650, « Conversion des devises étrangères » (ICCA 1650). Conformément aux changements apportés à cette norme, Air Canada a inscrit, au premier trimestre de 2002, un produit de 21 M$ au titre des fluctuations de change sur les éléments monétaires d'actif et de passif à long terme. Par comparaison, au premier trimestre de 2001, la Société avait enregistré une charge de 15 M$, qui a été retraitée en vertu de la norme ICCA 1650. Auparavant, en vertu des PCGR, les gains ou pertes de change sur les éléments d'actif et de passif libellés en devises étrangères étaient reportés et amortis sur la durée de vie de l'élément.

Au premier trimestre de 2002, la Société a également enregistré dans les autres charges hors exploitation une charge de 37 M$ liée à l'indemnité de 105 M$ qu'elle a demandé en 2001 au gouvernement du Canada par suite de la fermeture de l'espace aérien canadien après le 11 septembre 2001. La prise en compte de cette charge s'explique par l'annulation par le gouvernement d'une partie de la demande d'Air Canada, liée au manque à gagner sur les ventes de billets effectuées entre le 11 et le 16 septembre 2001 pour les vols postérieurs au 16 septembre.

Si l'on exclut les gains sur la vente d'actifs et le rachat de la dette et de la charge liée à la demande d'aide gouvernementale décrits dans l'Annexe 1, le premier trimestre de 2002 se solde par une perte avant impôts non conforme aux PCGR de 189 M$, comparativement à une perte avant impôts de 383 M$, après ajustement semblable, pour le premier trimestre de 2001. La perte nette ajustée s'établit à 183 M$, les impôts n'ayant aucune incidence sur les résultats de l'exploitation principale, contre une perte nette ajustée de 239 M$ pour le premier trimestre de 2001, les impôts ayant eu une incidence sur les résultats de l'exploitation principale.

FLUX DE TRÉSORERIE

Durant le trimestre, 29 M$ ont été affectés à l'exploitation, soit une amélioration de 387 M$ par rapport au même trimestre de 2001. L'intégration de Canadien étant achevée, les paiements spéciaux rattachés aux forfaits de départ volontaire des employés et à d'autres postes liés à l'intégration et la restructuration ont nettement diminué en 2002. Dans les liquidités affectées à l'exploitation, ces paiements ont totalisé 17 M$ au premier trimestre de 2002, comparativement à des paiement de plus de 225 M$ en 2001. L'amélioration des liquidités de la Société au premier trimestre de 2002 s'explique aussi par l'augmentation des produits d'exploitation et la forte croissance des produits passages perçus d'avance par rapport au même trimestre de l'exercice précédent.

Au premier trimestre de 2002, la Société a réalisé une opération de cession-bail visant un appareil A320 d'Airbus lui appartenant pour un produit de 33 M$. Le remboursement de la dette à long terme s'est chiffré à 52 M$. Un montant de 33 M$ a été utilisé pour d'autres activités de financement, notamment une entente de swap. Les nouvelles immobilisations, principalement des dépenses liées aux appareils, ont représenté 61 M$. Au cours du trimestre, Air Canada a pris livraison à bail d'un A320 et d'un A319 d'Airbus. En janvier 2002, les quatre derniers DC-9 du parc de la Société ont été mis hors service.

La Société suit de près ses exigences en matière de liquidités et cherche à mettre en œuvre diverses opérations et initiatives de financement afin de répondre à ses besoins de liquidités futurs. Ces activités pourraient comprendre des opérations de cession-bail supplémentaires, la vente d'éléments d'actif ou d'autres opérations de financement. Au 31 mars 2002, les liquidités de la Société totalisaient 924 M$.

IMPÔTS

En juillet 2001, Air Canada a cessé de prendre en considération le recouvrement des impôts liés aux pertes résultant de l'exploitation principale. Par suite de ce changement, les pertes après impôts résultant de l'exploitation ne sont pas prises en compte de la même façon qu'au premier trimestre de 2001. On se reportera à la note 1 afférente aux états financiers consolidés pour de plus amples renseignements.

Le tableau qui suit présente la perte avant impôts, les recouvrements d'impôts et la perte nette pour les périodes visées.

	Janvier – Mars 2002	Janvier – Mars 2001
Bénéfice (perte) avant impôts	(225)	(294)
Recouvrement (charge) d'impôts	6	115
Bénéfice net (perte)	(219)	(179)

EXAMEN SUR LA COMMUNICATION D'INFORMATION

Conformément à l'ordonnance de la Commission des valeurs mobilières de l'Ontario datée du 27 juillet 2001, PriceWaterhouseCoopers a procédé à un examen visant le respect des lois sur les valeurs mobilières applicables, du Guide à l'intention des sociétés de la Bourse de Toronto et de la politique d'Air Canada en matière de communication d'information au public, qui traitent tous de la communication sélective d'information. Selon le rapport de PriceWaterhouseCoopers, daté du 1er mai 2002, aucune dérogation n'a été constatée.

MODIFICATIONS DES NORMES COMPTABLES

Par suite de l'adoption, en janvier 2002, des modifications apportées à la norme comptable 1650 de l'Institut Canadien des Comptables agréés, la Société a imputé une charge cumulative de 522 M$ aux résultats déclarés au 31 décembre 2001, afin de radier les pertes de change reportées non amorties. De ce montant, 461 M$ sont attribuables aux fluctuations du change cumulatives antérieures au 1er janvier 2001 et la tranche restante de 61 M$ est liée au retraitement des pertes de change constatées au cours de l'année civile 2001. Ces charges sont des éléments hors trésorerie et n'auront pas d'incidence sur les liquidités d'Air Canada. On se reportera à la note 5 afférente aux états financiers consolidés pour des renseignements additionnels sur ce changement de norme comptable et aux notes 1, 4 et 7 pour l'information correspondant aux autres modifications de normes comptables entrant en vigueur en janvier 2002.

ANNEXE 1

L'Annexe 1 comprend une ventilation des éléments non récurrents ou autres éléments notables ayant une incidence sur les résultats du premier trimestre de 2002 et de 2001, ainsi qu'un rapprochement entre les résultats déclarés et les résultats ajustés (non conformes aux PCGR).

ANNEXE 2

Aux fins de la comparaison avec les grandes sociétés aériennes des États-Unis, l'Annexe 2 fournit des renseignements détaillés sur les résultats d'exploitation et les résultats avant impôts publiés des six plus grandes sociétés aériennes internationales des États-Unis assurant des services complets, les éléments extraordinaires qu'elles ont identifiés et les résultats d'exploitation et avant impôts non conformes aux PCGR, une fois retranchés les éléments extraordinaires.

Mise en garde concernant les énoncés prospectifs :

Certains énoncés contenus dans le présent communiqué sont de nature prospective et, à ce titre, ils sont assujettis à d'importants risques et incertitudes. Les résultats dont il est question dans ces énoncés pourraient différer sensiblement des résultats réels en raison de divers facteurs, notamment les attentats terroristes, la guerre, les conditions du secteur d'activité, du marché et de l'économie en général, la capacité de réduire les coûts d'exploitation et les effectifs, les relations de travail, les négociations collectives, le prix de l'énergie, les taux de change et d'intérêt, les changements dans les lois, les développements ou procédures réglementaires défavorables et les litiges en cours. Les énoncés prospectifs du présent communiqué représentent les attentes d'Air Canada en date du 1er mai 2002 et, par conséquent, ils peuvent changer après cette date. Toutefois, Air Canada n'a ni l'intention ni l'obligation de mettre à jour ou de réviser ces énoncés prospectifs, que ce soit à la lumière de nouvelles informations, d'événements futurs ou autrement.

ANNEXE 1

ÉLÉMENTS NON RÉCURRENTS OU AUTRES ÉLÉMENTS NOTABLES DU PREMIER TRIMESTRE DE 2002 ET DE 2001

Le tableau ci-dessous décrit l'incidence, avant et après impôts, des éléments non récurrents ou autres éléments notables au premier trimestre de 2002 et de 2001.

	1er trimestre 2002		1er trimestre 2001	
	Avant impôts	Après impôts	Avant impôts	Après impôts
Produits (charges) hors exploitation				
Gains sur la vente d'éléments d'actif	1	1	72	46
Charge liée à la demande d'aide gouvernementale en 2001	(37)	(37)	-	-
Gains sur l'achat d'une tranche de la dette	-	-	17	14
Total des produits (charges) hors exploitation	(36)	(36)	89	60
Incidence estimative sur le bénéfice (la perte)	(36)	(36)	89	60

RAPPROCHEMENT ENTRE LES RÉSULTATS DÉCLARÉS DU PREMIER TRIMESTRE ET LES RÉSULTATS AJUSTÉS DU PREMIER TRIMESTRE

Le tableau ci-dessous présente un rapprochement entre les résultats déclarés et les résultats ajustés (non conformes aux PCGR) du premier trimestre de 2002 et de 2001.

(en millions de dollars)

	Résultats déclarés		Moins : Éléments non récurrents ou autres éléments notables		Résultats ajustés	
	1T 2002	1T 2001	1T 2002	1T 2001	1T 2002	1T 2001
Bénéfice (perte) d'exploitation	(160)	(293)	-	-	(160)	(293)
Produits (charges) hors exploitation	(65)	(1)	36	(89)	(29)	(90)
Bénéfice (perte) avant impôts	(225)	(294)	36	(89)	(189)	(383)
Recouvrement d'impôts	6	115	-	29	6	144
Bénéfice net (perte)	(219)	(179)	36	(60)	(183)	(239)

ANNEXE 2

NOTES AFFÉRENTES À LA COMPARAISON AVEC LES GRANDS TRANSPORTEURS AÉRIENS INTERNATIONAUX DES ÉTATS-UNIS

(1) Pour American (AMR) : perte d'exploitation publiée de 729 M$ US au 1T 2002 en regard d'une perte d'exploitation publiée de 4 M$ US au 1T 2001. Pour United (UAL) : perte d'exploitation publiée de 711 M$ US au 1T 2002 et, une fois retranchées les charges extraordinaires de 82 M$ US liées à Avolar, perte d'exploitation ajustée de 629 M$ US en regard d'une perte d'exploitation publiée de 391 M$ au 1T 2001. Pour Delta : perte d'exploitation publiée de 435 M$ US au 1T 2002 et, une fois retranchés les charges pour moins-value des éléments d'actif et les autres éléments non récurrents de 40 M$ US, perte d'exploitation ajustée de 395 M$ US en regard d'une perte d'exploitation publiée de 115 M$ US au 1T 2001. Pour Northwest : perte d'exploitation publiée de 196 M$ US au 1T 2002 en regard d'une perte d'exploitation publiée de 236 M$ US au 1T 2001 et, une fois retranchés les salaires et les charges sociales à effet rétroactif de 94 M$ US découlant d'une entente de principe avec le syndicat des mécaniciens, perte d'exploitation ajustée de 142 M$ US. Pour Continental : perte d'exploitation publiée de 187 M$ US au 1T 2002 et, une fois retranchées les charges extraordinaires de 83 M$ US liées à l'interdiction de voler permanente de sa flotte de DC 10-30, perte d'exploitation ajustée de 104 M$ US en regard d'un bénéfice d'exploitation publié de 76 M$ US au 1T 2001. Pour US Airways : perte d'exploitation publiée de 370 M$ US au 1T 2002 en regard d'une perte d'exploitation publiée de 228 M$ US au 1T 2001 et, une fois retranchées les charges de 22 M$ US au titre de la baisse de valeur des actifs, perte d'exploitation ajustée de 206 M$ US. Pour Air Canada : perte d'exploitation publiée de 160 M$ au 1T 2002 en regard d'une perte d'exploitation publiée de 293 M$ au 1T 2001.

(2) Pour American (AMR) : perte avant impôts publiée de 863 M$ US au 1T 2002 en regard d'une perte avant impôts de 57 M$ US. Pour United (UAL) : perte avant impôts publiée de 795 M$ US au 1T 2002 et, une fois retranchés les charges de 82 M$ US liées à Avolar et le gain de 46 M$ US sur la vente du placement restant de United dans Cendant Corporation, perte avant impôts ajustée de 759 M$ US en regard d'une perte avant impôts publiée de 489 M$ US au 1T 2001. Pour Delta : perte avant impôts publiée de 602 M$ US au 1T 2002 et, une fois retranchés les charges au titre des réductions de valeurs d'éléments d'actif et les autres éléments non récurrents de 40 M$ US et les ajustements de la juste valeur de 28 M$ US au titre de la norme comptable SFAS 133 sur les instruments dérivés, perte avant impôts ajustée de 534 M$ US en regard d'une perte avant impôts publiée de 222 M$ US au 1T 2001 et, une fois retranchés les ajustements de 17 M$ US de la juste valeur au titre de la norme comptable SFAS 133 sur les instruments dérivés, perte avant impôts de 205 M$ US. Pour Northwest : perte avant impôts publiée de 261 M$ US au 1T 2002 en regard d'une perte avant impôts publiée de 273 M$ US au 1T 2001 et, une fois retranchés les salaires et les charges sociales à effet rétroactif de 94 M$ US découlant d'une entente de principe avec le syndicat des mécaniciens, ainsi que les gains de 27 M$ US réalisés

sur la vente de la participation restante de Northwest dans Continental Airlines Inc., perte avant impôts ajustée de 206 M$. Pour Continental : perte avant impôts publiée de 254 M$ US et, une fois retranchées les charges extraordinaires de 83 M$ US liées à l'interdiction de voler permanente de sa flotte de DC-10-30, perte avant impôts ajustée de 171 M$ US en regard d'un bénéfice avant impôts publié de 19 M$ US au 1T 2001. Pour US Airways : perte avant impôts et effet cumulatif d'un changement de norme comptable publiée de 435 M$ US au 1T 2002 en regard d'une perte avant impôts et effet cumulatif d'un changement de norme comptable de 270 M$ au 1T 2001 et, une fois retranchées les charges de 22 M$ US au titre d'une baisse de la valeur des actifs, perte avant impôts et effet cumulatif d'un changement de norme comptable de 248 M$ US. Pour Air Canada : perte avant impôts sur les bénéfices publiée de 225 M$ au 1T 2002 et, une fois retranchées la charge de 37 M$ au titre de la réduction de l'indemnité accordée par le gouvernement du Canada et le gain de 1 M$ sur la vente d'éléments d'actif, perte avant impôts ajustée de 189 M$ en regard d'une perte avant impôts sur les bénéfices publiée de 294 M$ au 1T 2001 et, une fois retranchés les gains nets de 72 M$ sur la vente d'éléments d'actif et les gains de 17 M$ sur l'achat d'une tranche de la dette, perte avant impôts ajustée de 383 M$.

Les résultats de tous les transporteurs américains ont été convertis en dollars canadiens au taux de 1,5946 $, soit le taux moyen à midi établi par la Banque du Canada pour le premier trimestre de 2002. Les résultats des transporteurs américains et d'Air Canada n'ont pas été ajustés pour tenir compte des différences entre les principes généralement reconnus (PCGR) du Canada et ceux des États-Unis, car les résultats selon les PCGR du Canada ne peuvent pas être établis pour les transporteurs américains.

- 30 -

INFORMATION

Relations avec les actionnaires : 1 800 282-7427 ou (514) 422-5787

Internet : www.aircanada.ca

POINTS SAILLANTS

	Trimestre clos le 31 mars 2002	2001	
Statistiques financières (en millions de dollars, sauf les données par action)			
Produits d'exploitation	2,286	2,344	
Bénéfice (perte) d'exploitation	(160)	(293)	
Bénéfice (perte) avant impôts sur le revenu	(225)	(294)	
Bénéfice (perte) de la période	(219)	(179)	
Marge d'exploitation	(7.0)%	(12.5)%	
BAIIALA 1)	203	42	
Marge BAIIALA	8.9%	1.8%	
Liquidités	924	555	
Liquidités provenant de (utilisées pour) l'exploitation	(29)	(416)	
Nombre moyen pondéré d'actions ordinaires en circulation - avant dilution	120	120	
Nombre moyen pondéré d'actions ordinaires en circulation - après dilution	140	140	
Résultat par action : - résultat de base et résultat dilué	(1.83) $	(1,49) $	
Statistiques d'exploitation (exploitation principale) 2)			Écart (%)
Passagers-milles payants (PMP) (en millions)	9,853	9,765	1
Sièges-milles offerts (SMO) (en millions)	12,970	13,691	(5)
Coefficient d'occupation	76.0%	71.3%	4.7 pt
Rendement unitaire par PMP (en cents)	16.8	17.3	(3)
Prouits passages par SMO (en cents)	12.7	12.4	3
Produits d'exploitation par SMO (en cents)	15.6	14.8	5
Charges d'exploitation par SMO (en cents)	16.7	16.9	(1)
Charges d'exploitation (déduction faite du fret et des autres produits non SMO) par SMO (en cents) 3)	13.9	14.4	(4)
Effectif moyen (en milliers)	33.7	39.6	(15)
SMO par employé (en milliers)	385	346	11
Produits d'exploitation par employé (en milliers)	60 $	51 $	17
Avions en service à la fin de la période	224	241	(7)
Utilisation moyenne des avions (en heures par jour) 4)	10.2	10.5	(3)
Longueur moyenne des étapes (en milles)	1,192	1,202	(1)
Prix du litre de carburant (en cents) 5)	33.2	42.5	(22)
Consommation de carburant (en millions de litres)	812	898	(10)
Statistiques d'exploitation (résultats consolidés)			Écart (%)
Passagers-milles payants (PMP) (en millions)	10,213	10,320	(1)
Sièges-milles offerts (SMO) (en millions)	13,636	14,602	(7)
Coefficient d'occupation	74.9%	70.7%	4.2 pt
Rendement unitaire par PMP (en cents)	18.1	19.0	(5)

(1) Bénéfice (d'exploitation) avant amortissement et locations avions.
(2) Comprend les activités d'Air Canada (service Tango inclus), d'Aéroplan, d'Air Canada Capital et d'Acetek.
(3) Représente le coût net des activités de transport des passagers, déduction faite de l'effet, sur les produits, du fret et des autres activités non SMO.
(4) À l'exclusion du temps d'arrêt pour la maintenance.
(5) Déduction faite de la couverture du carburant; comprend toutes les charges de traitement du carburant.

Fourchette des cours et volume des opérations sur les actions d'Air Canada

2002	BOURSE DE TORONTO			BOURSE NASDAQ		
Actions ordinaires	Haut	Bas	Volume	Haut	Bas	Volume
Janvier	5.75 $	4.95 $	11,593,804	-	-	-
Février	5.25 $	4.30 $	7,064,300	-	-	-
Mars	7.00 $	4.95 $	12,112,035	-	-	-
Actions de catégorie A sans droit de vote						
Janvier	4.04 $	3.20 $	2,403,651	2,52 $ US	2,01 $ US	1,171,278
Février	3.52 $	2.85 $	1,433,811	2,22 $ US	1,80 $ US	644,808
Mars	4.99 $	3.30 $	2,243,513	3,13 $ US	2,07 $ US	1,640,704

ÉTAT CONSOLIDÉ DES RÉSULTATS
ET DES BÉNÉFICES NON RÉPARTIS (DÉFICIT)
(en millions, sauf les données par actions)
(non vérifié)

	Trimestre clos le 31 mars	
	2002	2001
Produits d'exploitation		
Passages	1,857 $	1,968 $
Fret	130	150
Autres	299	226
	2,286	2,344
Charges d'exploitation		
Salaires	597	603
Charges sociales	174	165
Carburant avions	294	429
Amortissement et désuétude (note 4)	90	117
Commissions	93	126
Restauration et fournitures connexes	94	102
Maintenance, matières et fournitures	117	157
Redevances aéroportuaires et de navigation	175	177
Locations avions	273	218
Autres	539	543
	2,446	2,637
Bénéfice (perte) d'exploitation	(160)	(293)
Produits (charges) hors exploitation		
Intérêts créditeurs	9	7
Intérêts débiteurs	(70)	(83)
Intérêts capitalisés	7	10
Écarts de change sur les éléments monétaires à long terme (note 5)	21	(15)
Gain (perte) sur la vente d'éléments d'actif (note 3)	1	72
Autres (note 9)	(33)	8
	(65)	(1)
Bénéfice (perte) avant impôts sur les bénéfices	(225)	(294)
Recouvrement (charge) d'impôts sur les bénéfices (note 1)	6	115
Bénéfice (perte) de la période	(219)	(179)
Déficit à l'ouverture de la période, tel qu'il a été présenté à l'origine	(1,930)	(676)
Ajustement dû à un changement de norme comptable (note 5)	(522)	(461)
Déficit à l'ouverture de la période, après retraitement	(2,452)	(1,137)
Déficit à la clôture de la période	**(2,671) $**	**(1,316) $**
Résultat par action		
- de base et dilué	(1.83) $	(1.49) $

BILAN CONSOLIDÉ
AU 31 MARS 2002 (en millions)
(non vérifié)

	Trimestre clos le 31 mars 2002	Trimestre clos le 31 décembre 2001
ACTIF		
Actif à court terme		
Liquidités	924 $	1,067 $
Débiteurs	756	764
Rechanges, matières et fournitures	344	344
Charges payées d'avance	79	60
	2,103	2,235
Immobilisations	2,773	2,830
Impôts sur les bénéfices futurs	404	404
Frais reportés (note 5)	1,672	1,616
Écart d'acquisition (note 4)	510	510
Autres éléments d'actif	1,104	1,149
	8,566 $	**8,744 $**
PASSIF		
Passif à court terme		
Créditeurs et charges à payer	1,785 $	1,857 $
Produits passages perçus d'avance	677	481
Tranche à moins d'un an de la dette à long terme et des obligations découlant de contrats de location-acquisition	543	531
	3,005	2,869
Dette à long terme, dette perpétuelle subordonnée et obligations découlant de contrats de location-acquisition (notes 2 et 5)	4,490	4,580
Impôts sur les bénéfices futurs	51	60
Autres éléments de passif à long terme	1,281	1,279
Crédits reportés	1,418	1,416
	10,245	10,204
CAPITAUX PROPRES		
Capital social (note 6)	977	977
Surplus d'apport	15	15
Déficit	(2,671)	(2,452)
	(1,679)	(1,460)
	8,566 $	**8,744 $**

ÉTAT CONSOLIDÉ DES MOUVEMENTS DE TRÉSORERIE

(en millions, sauf les données par action)

(non vérifié)

	Trimestre clos le 31 mars	
	2002	**2001**
Provenance (utilisation) des liquidités		
Exploitation		
Bénéfice (perte) de la période	(219) $	(179) $
Ajustements de rapprochement des liquidités nettes provenant de l'exploitation		
Amortissement et désuétude	90	117
Gain sur la vente d'éléments d'actif (note 3)	(1)	(72)
Écarts de change sur les éléments monétaires à long terme (note 5)	(21)	15
Impôts sur les bénéfices futurs	(9)	(118)
Capitalisation des régimes d'avantages sociaux inférieure à la charge constatée	66	47
Diminution des débiteurs	5	119
Diminution (augmentation) des rechanges, matières premières et fournitures	(4)	65
Augmentation (diminution) des créditeurs et charges à payer	(40)	(411)
Augmentation des produits passages perçus d'avance	196	86
Versements au titre des locations avions supérieurs aux frais de location	(50)	(85)
Autres	(42)	-
	(29)	(416)
Financement (note 2)		
Emprunts à long terme	-	804
Réduction de la dette à long terme	(52)	(441)
Produits de la cession-bail d'éléments d'actif	33	124
Autres	(33)	5
	(52)	492
Investissement		
Produit de la vente d'éléments d'actif (note 3)	3	132
Nouvelles immobilisations, moins les paiements proportionnels recouvrés	(61)	(90)
Placements et avances	(4)	-
	(62)	42
Augmentation (diminution) des liquidités	(143)	118
Liquidités à l'ouverture de la période	1,067	437
Liquidités à la clôture de la période	**924 $**	**555 $**
Marge brute d'autofinancement par action - résultat de base et résultat dilué	**(0.24) $**	**(3.47) $**
Versements d'intérêts en espèces	**82 $**	**101 $**
Versements d'impôts en espèces	**2 $**	**3 $**

(monnaies en millions)

PREMIER TRIMESTRE 2002

1. Principes et méthodes comptables

Les états financiers intermédiaires consolidés non vérifiés sont établis suivant des principes comptables conformes à ceux qui sont décrits dans les états financiers annuels et utilisés pour leur établissement à l'exception des changements de normes comptables suivants, adoptés le 1er janvier 2002 :

- Écarts d'acquisition et autres actifs incorporels (note 4)
- Conversion des devises étrangères (note 5)
- Rémunérations et autres paiements à base d'actions (note 7)

Conformément aux principes comptables généralement reconnus du Canada, les états financiers intermédiaires ne renferment pas toute l'information devant être présentée dans les états financiers de l'exercice. Les présents états financiers intermédiaires doivent être lus à la lumière des états financiers les plus récents.

Au troisième trimestre de 2001, la Société a inscrit une provision pour moins-value à l'égard des impôts futurs hors trésorerie. Depuis le troisième trimestre de 2001, les impôts n'ont eu aucune incidence sur les résultats d'exploitation d'Air Canada. Au 31 mars 2002, l'économie d'impôts non constatée est de 658 $. Cet avantage fiscal demeure disponible, mais est comptabilisé hors bilan uniquement. La provision pour moins-value réduit à 404 $ la valeur comptable des actifs d'impôts futurs de la Société.

2. Opérations de financement

Au premier trimestre de 2002, la Société a réalisé la cession-bail d'un appareil A320 d'Airbus pour un produit de 33 $. Le gain de 12 $ sur la valeur comptable nette de 21 $ a été reporté et sera amorti sur la durée des baux, en diminution du loyer des appareils. La Société a aussi effectué des versements réguliers au titre du remboursement de sa dette totalisant 52 $.

Comme l'indique la note 7 de ses états financiers de l'exercice 2001, la Société a conclu, avec un tiers solvable, un arrangement relatif à un emprunt de 300 $ US à un taux d'intérêt fixe, à savoir un swap où la Société a échangé dans les faits 200 $ US à un taux d'intérêt fixe contre 25 080 yens à un taux d'intérêt variable jusqu'en 2011. Au premier trimestre de 2002, la Société a augmenté la couverture de ce swap afin que la totalité de l'emprunt de 300 $ US soit échangée dans les faits contre un emprunt en yen à un taux d'intérêt et à un montant de règlement variables.

Au premier trimestre de 2001, la Société a réalisé les opérations de financement suivantes :

Vente de débentures de premier rang 9 % non garanties échéant en 2006, d'un capital global de 250 $ CA, pour un produit net de 244 $. La Société a aussi réalisé la vente de billets de premier rang 10,25 % non garantis échéant en 2011 pour des montants en capital de 300 $ US et de 85 Euro et un produit net de 560 $.

Remboursement de 370 $ sur sa facilité de crédit renouvelable non garantie. En outre, la Société a effectué des versements réguliers et d'autres remboursements sur sa dette totalisant 63 $. La Société a aussi racheté une tranche de 2 milliards de yens (25 $ CA) de sa dette perpétuelle pour 8 $ et réalisé un gain de 17 $ (14 $ après impôts). Ce gain a été retraité pour tenir compte du changement de norme comptable décrit à la note 5.

Cession-bail de quatorze réacteurs pour un produit de 124 $. Le gain de 33 $ sur la valeur comptable nette de 91 $ a été reporté et sera amorti sur la durée des baux, en réduction de la charge de loyer correspondante.

3. Vente d'éléments d'actif

Au premier trimestre de 2002, la Société a vendu des éléments d'actif pour un produit de 3 $ et un gain de 1 $.

Au premier trimestre de 2001, la Société a vendu des éléments d'actif à l'Autorité aéroportuaire du Grand Toronto pour un produit de 130 $ et constaté à la vente un gain de 73 $ (47 $ après impôts). La Société a vendu d'autres éléments d'actif pour un produit de 2 $ et une perte de 1 $ (1 $ après impôts).

4. Écarts d'acquisition et autres actifs incorporels

Le 1er janvier 2002, la Société a adopté la nouvelle norme 3062, « Écarts d'acquisition et autres actifs incorporels », de l'Institut Canadien des Comptables Agréés (ICCA 3062), qui ne permet plus l'amortissement des écarts d'acquisition et autres actifs incorporels dont la durée de vie utile est indéfinie. En vertu de la nouvelle norme, un test de dépréciation doit être effectué une fois par an sur les écarts d'acquisition et les autres actifs incorporels dont la durée de vie utile est indéfinie. À titre de disposition transitoire, un test d'appréciation sera effectué sur les écarts d'acquisition et les autres actifs incorporels dont la durée est indéfinie au début du premier exercice d'application de la norme ICCA 3062. Ainsi, un test de dépréciation sera effectué sur les écarts d'acquisition et les autres actifs incorporels pour évaluer les valeurs comptables au 1er janvier 2002. Comme l'autorise la norme ICCA 3062, ce test sera terminé le 30 juin 2002. Sauf événements imprévus, on ne s'attend pas à ce que des charges pour moins-value soient enregistrées à l'adoption de la norme ICCA 3062 en 2002. L'application de la nouvelle norme est prospective.

La valeur comptable de l'écart d'acquisition (510 $) n'a pas changé depuis le 31 décembre 2001. Les actifs incorporels qui ne seront plus amortis ont une valeur comptable de 84 $ et correspondent aux droits relatifs à des désignations pour des dessertes et certains coûts d'achat de créneaux dans les aéroports, dont la durée de vie est indéfinie. Les actifs incorporels qui continueront d'être amortis ont une valeur comptable de 5 $ et correspondent aux coûts d'achat de créneaux dans les aéroports dont la durée de vie est limitée.

Après déduction de la charge d'amortissement de l'écart d'acquisition et des autres actifs incorporels dont la durée de vie est indéfinie, la perte enregistrée au premier trimestre de 2001 se serait établie comme suit :

	Trimestre clos le 31 mars 2002	2001
Perte enregistrée	(219) $	(179) $
Amortissement de l'écart d'acquisition	-	4
Amortissement des droits relatifs à des désignations et des coûts d'achat de créneaux	-	1
Perte ajustée de la période	$ (219)	$ (174)
Résultat par action de base et dilué		
Bénéfice (perte) net(te) déclaré(e)	$ (1,83)	$ (1,49)
Amortissement de l'écart d'acquisition	-	0,03
Amortissement des droits relatifs à des désignations et des coûts d'achat de créneaux	-	0,01
Perte ajustée par action	$ (1,83)	$ (1,45)

5. Conversion des devises étrangères

Le 1er janvier 2002, la Société a adopté les modifications apportées à la norme 1650, « Conversion des devises étrangères », de l'Institut Canadien des Comptables Agréés (ICCA 1650), qui ne permet plus le report et l'amortissement des gains et des pertes de change non réalisés rattachés à des éléments d'actif et de passif à long terme libellés en devises étrangères.

La nouvelle norme est appliquée rétroactivement et les données comptables des périodes précédentes sont retraitées en conséquence. L'application de la norme ICCA 1650 à partir du 1er janvier 2001 se traduit par l'imputation d'une charge de 461 $ (de 522 $ au 31 décembre 2001) aux résultats. Compte tenu des soldes au 31 décembre 2000, cette charge correspond à la radiation des pertes de change reportées sur la dette à long terme de 119 $ (157 $ au 31 décembre 2001) et à la comptabilisation de l'écart de change sur la dette perpétuelle subordonnée de 410 $ (365 $ au 31 décembre 2001), déduction faite d'actifs d'impôts de 68 $ (0 $ au 31 décembre 2001). L'adoption de la norme ICCA 1650 aura un effet favorable net de 32 $ sur les résultats du premier trimestre 2002 si on compare avec l'incidence qu'aurait eu l'amortissement des écarts de change reportés. Par contre, elle a un effet défavorable net de 11 $ sur les résultats du premier trimestre 2001, et de 61 $ sur ceux de l'exercice clos le 31 décembre 2001.

6. Capital social

Les actions ordinaires et les actions de catégorie A sans droit de vote émises et en circulation (« actions de catégorie A ») de la Société et les titres convertibles en actions ordinaires et en actions de catégorie A s'établissent comme suit :

	Au 31 mars 2002 (en milliers)	Au 31décembre 2001 (en milliers)
Émises et en circulation		
Actions ordinaires	79 064	79 064
Actions de catégorie A	41 115	41 115
	120 179	120 179
Titres convertibles en actions ordinaires et en actions de catégorie A		
Actions privilégiées de catégorie A sans droit de vote	10 417	10 417
Bons de souscription	4 700	4 700
Débentures subordonnées convertibles	9 375	9 375
Options d'achat d'actions	9 744	9 459
Total	154 415	154 130

7. Rémunération à base d'actions

Le 1er janvier 2002, la Société a adopté la nouvelle norme 3870, « Rémunérations et autres paiements à base d'actions », de l'Institut Canadien des Comptables agréés (ICCA 3870). La norme ICCA 3870 est appliquée prospectivement et n'aura pas d'incidence importante sur les résultats de la Société, les méthodes comptables actuelles d'Air Canada quant à la rémunération à base d'action étant conformes à la nouvelle norme. La Société a choisi de ne pas appliquer la méthode de la juste valeur au régime d'options d'achat d'actions, comme le permet la norme ICCA 3870.

La Société a un régime de rémunération à base d'actions qui est décrit dans ses états financiers annuels. Aucune charge de rémunération n'est constatée lorsque des options d'achat d'actions sont octroyées aux employés, leur prix d'octroi étant égal ou supérieur au cours des actions à la date d'attribution. Le cas échéant, la contrepartie payée par les employés à la levée d'options est créditée au capital social. La Société ayant choisi de ne pas adopter la méthode de la juste valeur, en vertu de la norme ICCA 3870, elle est tenu de fournir des informations sur l'incidence pro forma de cette méthode sur les résultats de la période, compte non tenu de l'effet des options d'achat octroyées avant le 1er janvier 2002. La juste valeur des options accordées pendant la période est inférieure à 1 $. Sur une base pro forma, la charge imputée aux résultats n'a pas d'incidence sur la perte enregistrée de la période, qui s'établit à 219 $.

La Société a aussi des régimes de plus-value des actions, qui sont décrits dans ses états financiers annuels. Les charges de rémunération sont cumulées jusqu'à la première date de rachat éventuelle au montant correspondant à l'excédent de la valeur marchande des actions sur la valeur déterminée en vertu du régime, après quoi tout changement au titre de l'obligation cumulative est immédiatement passé en charges.

En vertu de la norme ICCA 3870, la Société doit produire d'autres renseignements sur ses régimes de rémunération à base d'actions. Toutefois, bon nombre de ces renseignements se trouvent dans la note 12, « Capital social », des états financiers de l'exercice 2001 de la Société. Au 31 mars 2001, aucune modification importante n'avait été apportée à ces informations.

8. Information sectorielle

La Société exerce ses activités dans un seul secteur, soit le transport aérien et les services connexes. Dans ce secteur, les activités de cette dernière s'établissent comme suit :

	Trimestre clos le 31 mars 2002	Trimestre clos le 31 mars 2001	Écart (%)
Produits transport			
Passages			
Lignes intérieures			
Exploitation principale	643 $	616 $	4
Transporteur régional	170	224	(24)
	813	840	(3)
Lignes transfrontalières			
Exploitation principale	472	537	(12)
Transporteur régional	30	45	(33)
	502	582	(14)
Atlantique - Exploitation principale	285	293	(3)
Pacifique - Exploitation principale	148	168	(12)
Autres lignes internationales - Exploitation principale	109	85	28
Produits passages	1 857	1 968	(6)
Produits fret	130	150	(13)
Total des produits transport	1 987	2 118	(6)
Produits hors transport			
Aéroplan	90	46	96
Services techniques	58	55	5
Autres	151	125	21
Total des produits hors transport	299	226	32
Total des produits d'exploitation	2 286 $	2 344 $	(2)

Pour le transport de passagers, l'attribution des produits aux services est fonction de la destination. Pour le transport de fret, les produits ne sont pas ventilés par service, car les montants sont inférieurs aux seuils quantitatifs. Les produits hors transports sont attribuables presque exclusivement aux activités au Canada.

Immobilisations

Air Canada est un transporteur aérien intérieur et international ayant son siège social au Canada. Le matériel volant de la Société est affecté à différentes lignes internationales, mais pour la présentation de l'information sectorielle, il est répertorié au Canada. Par conséquent, la quasi-totalité des immobilisations et de l'écart d'acquisition de la Société sont reliées aux activités au Canada.

9. Assistance financière de l'État

Au troisième trimestre 2001, le gouvernement du Canada a annoncé un programme visant à compenser les transporteurs aériens canadiens relativement aux pertes qu'ils ont essuyées par suite de la fermeture de l'espace aérien canadien après les attentats terroristes perpétrés aux États-Unis le 11 septembre 2001. Le programme vise à indemniser les transporteurs pour les pertes attribuables à la fermeture de l'espace aérien canadien du 11 au 16 septembre. Au troisième trimestre 2001, la Société a inscrit un montant de 105 $ (102 $ après impôts) à recevoir au titre de ce programme.

Le gouvernement du Canada a procédé à une vérification de la demande de la Société. Au premier trimestre 2002, la Société a inscrit une charge de 37 $ aux résultats, le gouvernement ayant rejeté une partie de la demande d'indemnité.

10. Chiffres correspondants

Certains chiffres correspondants ont été reclassés conformément à la présentation des états financiers adoptée pour la période écoulée.

11. Caractère saisonnier des activités

La Société connaît généralement une hausse très marquée de la demande pour ses services passagers au deuxième et troisième trimestres de chaque année civile, et une demande sensiblement réduite au premier et quatrième trimestres. Ces variations cycliques de la demande sont essentiellement la résultante d'un nombre plus élevé de voyageurs d'agrément qui privilégient les mois du printemps et de l'été pour leurs déplacements. La structure de coûts de la Société comporte des coûts fixes substantiels qui ne varient pas de façon notable avec la demande passagers à court terme. En basse saison, la demande moins élevée entraîne une baisse sensible des liquidités provenant de l'exploitation et de la marge brute d'autofinancement pendant le premier et le quatrième trimestres de chaque année civile, comparativement au deuxième et au troisième trimestres.